Exhibit 99.1

Baja Mining Corp.
Information Circular 2012

2012 NOTICE OF MEETING
AND MANAGEMENT
INFORMATION CIRCULAR

For the Annual General and Special Meeting of Shareholders
to be held on

June 21, 2012

(Information current as at May 18, 2012, unless otherwise noted)

Vancouver Corporate Head Office
Suite 500 – 200 Burrard Street

Baja Mining Corp.
Information Circular 2012

Vancouver, British Columbia, Canada, V6C 3L6
Telephone: (604) 685-2323 • Fax: (604) 629-5228

TABLE OF CONTENTS

Notice of Meeting	4
General Information	6
General Voting Information	8
Voting Information	10

Business of the Meeting	13
Presentation of Financial Statements	13
Election of Directors	13
Appointment and Remuneration of Auditor	14
Amendments to Shareholder Rights Plan	14
Creation of Preferred Shares	15
Other Matters	16

Board of Directors	17
Board Nominees	17
Director Nominee Biographies	17
Director Share Ownership	20
Other Public Company Directorships	20
Corporate Cease Trade Orders and Bankruptcies	20
Penalties and Sanctions	21
Independence & Board Committees	21
Board Mandate	23
Meeting Attendance	23
Director Compensation	24
Share Ownership Guidelines	25

Standing Committee Reports	26
Audit Committee Report	26
Compensation Committee Report	28
Nominating Committee Report	29
Corporate Governance Committee Report	30

Compensation Overview	31
Compensation Philosophy	31
Industry Benchmarking	31
Compensation Objectives	32
Key Elements of Compensation	32
Base Salary	33
Cash Incentives/Bonuses	33
Annual Incentive Compensation Program	33
Long-Term Incentives	35
Stock Options	35
Stock Option Plan	33
Balancing Risks and Rewards	39
Compensation Approval Process	41
Extended Health Benefits	41
Pension Plan	41

Baja Mining Corp.
Information Circular 2012

Executive Compensation		42
Named Executive Officers		42
Summary Compensation Table		42
Bonuses in 2009 & 2010		43
Incentive Plan Awards		44
All Other Compensation		44
Performance Graph		45
Termination Arrangements		46
Change of Control Provisions		46
Executive Compensation-Related Fees		47

Corporate Governance Disclosure		48
Board of Directors		48
Board Mandate		48
Position Descriptions		48
Orientation and Continuing Education		49
Ethical Business Conduct		49
Governance Policies		49
Directors Material Interests		49
Nomination		49
Compensation		50
Board Evaluations		50
Management Supervision by the Board		50

Schedule "A":	Board Mandate	51
Schedule "B":	Special Rights and Restrictions: Preferred Shares.	58

Baja Mining Corp.
Information Circular 2012

NOTICE OF MEETING

Annual General and Special Meeting of Shareholders of Baja Mining Corp.

The Annual General and Special Meeting (the "AGM") of the shareholders of Baja Mining Corp. ("Baja", the "Company" or "we") will be held in the Coal Harbor Room of the Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, Canada on Thursday, June 21, 2012, at 2:00 p.m. (Vancouver time). The purpose of the AGM is to consider and take action on the following matters:

1.	Receive the comparative financial statements for the year ended December 31, 2011 and the auditor’s report on such statements.

2.	Set the number of directors at six (6).

3.	Elect directors to hold office for the following year.

4.	Appoint PricewaterhouseCoopers LLP as independent auditor for 2012 and authorize the Directors to determine their remuneration.

5.

Approve an ordinary resolution authorizing amendments to the Company’s Shareholder Rights Plan to permit the Company to undertake security issuances for a period of six months following the AGM without triggering the application of the Shareholder Rights Plan.

6.

Approve a special resolution authorizing the alteration of the Company’s Notice of Articles and Articles to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

7.	Transact any other business that may properly come before the meeting or any adjournment of the meeting.

The Board of Directors of the Company (the “Board”) has fixed the close of business on May 2, 2012 as the record date for determination of members shareholders entitled to notice of the AGM or any adjournment or adjournments thereof and the right to vote thereat.

Baja Mining Corp.
Information Circular 2012

Shareholders who are unable to attend at the AGM in person are requested to complete, sign, date and return the enclosed form of proxy. To be valid, a proxy must be received at the office of Computershare Investor Services of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 2:00 p.m. (Vancouver time)/5:00 p.m. (Toronto time) on June 19, 2012 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to accept late proxies.

DATED at Vancouver, British Columbia, this 18th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

"Tom Ogryzlo"

Tom Ogryzlo
Interim Chief Executive Officer and Director

Baja Mining Corp.
Information Circular 2012

GENERAL INFORMATION

The Company is providing this Information Circular ("Circular") with respect to the solicitation of proxies for the AGM being held Thursday, June 21, 2012 at 2:00 p.m. (Vancouver time).

Date of Information, Currency

The information provided in this Circular is dated as of May 18th, 2012, unless otherwise noted. All dollar amounts are in Canadian dollars unless otherwise indicated.

Issued Capital and Principal Holders

At the close of business on May 21, 2012, there were 340,213,025 of the Company's common shares ("Shares") issued and outstanding. Each Share is entitled to one vote.

The Shares trade on the Toronto Stock Exchange ("TSX") under the symbol BAJ. The Shares are registered under the Securities and Exchange Act of 1933 with the Securities and Exchange Commission ("SEC") in the United States and trades on the OTCQX market under the symbol BAJFF. The Shares also trade on the Frankfurt Exchange under the symbol “B1Y”.

To the knowledge of the Directors and senior officers of the Company, no one person or entity beneficially owns, directly or indirectly, or exercises direction or control over, more than 10% of the Company's Shares, other that Mount Kellett Master Fund II-A, LP, which beneficially owns 67,421,117 Shares, representing 19.8% of the Company’s outstanding Shares.

Mailing of Information

The Circular, proxy, 2011, annual audited consolidated financial statements ("Annual Financial Statements") and associated Management's Discussion and Analysis ("MD&A")), beneficial card and information regarding registration for future electronic delivery of materials (collectively the "Meeting Materials") will be mailed to shareholders beginning on or about May 25, 2012. These documents are being mailed to all registered shareholders, with the exception of those who declined to receive them, and to all beneficial shareholders who requested copies.

Request for Information

If you wish to receive the Company's 2012 interim consolidated financial statements and MD&A, please complete the information card enclosed and return it to the Company's head office at 500 – 200 Burrard Street, Vancouver, BC, Canada, V6C 3L6, Attention: Corporate Secretary.

Additional information with respect to the Company is available under its profile at www.sedar.com and on the Company's website at www.bajamining.com. At any time, a registered shareholder can request a copy of the Company’s financial statements and associated MD&A, and a copy of the requested documentation will be mailed free of charge to such shareholder.

Baja Mining Corp.
Information Circular 2012

Communicating with the Board of Baja

Shareholders may communicate directly with the Board of Baja as follows:

Attention: Chair of the Board
Baja Mining Corp.
500 – 200 Burrard Street
Vancouver, B.C. Canada V6C 3L6
Email: board@bajamining.com

Interest of Informed Persons1 in Material Transactions

Since the commencement of the Company's most recently completed financial year, other than as disclosed elsewhere in this Circular, no Informed Person of the Company, no proposed Director of the Company nor any associate or affiliate of any informed person or proposed Director had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Indebtedness of Executive Officers and Directors

No individual who is as of the date hereof, or at any time during the financial year ended December 31, 2011 was, a director or executive officer of the Company, a proposed management nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, was indebted to the Company or any of its subsidiaries during the financial year ended December 31, 2011 or as at the date hereof in connection with security purchase programs or other programs.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as detailed in this Circular, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM.

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________________________________________
1 Definition of Informed Person (as per National Instrument 51-102, Continuous Disclosure Obligations)

(a) a director or executive officer of a reporting issuer;
(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Baja Mining Corp.
Information Circular 2012

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by the Directors and management of Baja in connection with the AGM, which is being held on June 21, 2012. Costs of proxy solicitation are being borne by Baja. It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, facsimile or other personal contact made, without special compensation, by the Directors and officers of Baja.

Baja may reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals proper authorization to execute the Proxy. The Company may also reimburse brokers and other persons holding Shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents.

Eligibility for Voting

If you held Shares at the close of business on Wednesday, May 2, 2012, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the Notice of Meeting on page 4 of this Circular) at the AGM.

Each Share is entitled to one vote. Matters before shareholders require a majority of the votes represented at the meeting (by proxy or in person) for approval with the exception of the proposed amendments to the Company’s Notice of Articles and Articles to create a new class of Preferred Shares, which requires approval by a special resolution of two-thirds of the votes represented at the meeting (by proxy or in person).

Baja has a majority voting policy. Pursuant to this policy, in uncontested elections of directors at duly called meetings of shareholders, any director nominee who receives a greater number of “Withhold” votes than “For” votes will be considered by Baja’s Board not to have received the support of shareholders, even though duly elected as a matter of corporate law. Any such nominee will be expected to immediately tender his or her resignation to the Chair of the Board. The Chair of the Board will refer the resignation to Baja’s Nominating Committee for consideration and, except in special or extenuating circumstances, will be expected to recommend that the Board accept the resignation. The Board may fill a vacancy in accordance with Baja’s Articles and applicable law. The proposed election of directors at the AGM is an uncontested election of directors to which the majority voting policy applies.

Voting by Proxy – Validity and Discretionary Powers

You can indicate on your proxy how you want your proxyholder to vote, or you can leave the decision to your proxyholder by leaving the directions blank. If you specify on your proxy how you want your proxyholder to vote, he/she is obligated to vote your Shares as per your instructions.

Baja Mining Corp.
Information Circular 2012

If either Tom Ogryzlo or Lorie Waisberg, management's nominees as indicated on the attached proxy, are appointed as your proxyholder, and you do not specify how you wish your Shares to be voted, your Shares will be voted as follows:

To Set the Number of Directors at Six (6)	FOR
Election of Management Nominees as Directors	FOR
Appointment of PricewaterhouseCoopers as Auditor	FOR
Authorize Directors to determine the Auditor’s Remuneration	FOR
Amendments to Shareholder Rights Plan	FOR
Creation of Preferred Shares	FOR

The Articles of Incorporation (the "Articles") of Baja provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

Vote Counting

Votes will be tabulated by Computershare Investor Services Inc. ("Computershare").

Quorum

According to the Articles of Baja, the following constitutes a quorum at a meeting of shareholders:

  Two shareholders in person; or

  One or more proxy holders representing two shareholders; or

  One shareholder and a proxyholder representing another shareholder.

If a quorum is not reached within 30 minutes of the commencement of the AGM, the AGM will be adjourned to the same time and date of the following week (Thursday, June 28, 2012 at 2:00 p.m. (Vancouver time)). If a quorum is still not reached within 30 minutes of the commencement of the adjourned meeting, those present will constitute a quorum.

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Baja Mining Corp.
Information Circular 2012

VOTING INFORMATION

Determine What Type of Shareholder You Are

There are several steps you must take in order to vote your Shares at the Baja AGM. For the purpose of voting at Baja's AGM, you must first determine whether you are a registered shareholder or a beneficial shareholder.

Registered Shareholder
You are a registered shareholder if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder
A majority of shareholders are non-registered. You are a beneficial shareholder if your Shares are:

  held in the name of a nominee/intermediary;

  deposited with a bank, a trust, a brokerage firm or other type of institution, and such Shares have been transferred out of your name; or

  held either: (a) in the name of the intermediary that the non-registered shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) with which the intermediary deals.

Follow the steps in the appropriate category below once you have determined your shareholding type. Please note that only registered shareholders or duly appointed proxy holders are permitted to vote at the AGM.

Registered Shareholder – Voting Instructions

If you are a registered shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the AGM, and wish to vote your Shares in person, you are still encouraged to complete and return the enclosed proxy. Before the official start of the AGM on June 21, 2012, please register with the representative(s) from Computershare, which will be acting as scrutineer at the AGM, who will be situated at a welcome table just outside the room in which the AGM will be held. Once you are registered with the scrutineer, your proxy will be revoked and your vote will be requested and counted at the meeting.

To Vote by Proxy

If you not able to attend the AGM in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You do this by appointing them as your proxyholder.

Use the enclosed form of proxy or another proper form of proxy. The persons named in the accompanying form of proxy are Directors of the Company and are nominees of management. You can choose to have management's appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person's name and address in the blank space provided. Complete the balance of the proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice of Meeting (the "Notice") (found on page 4). Please note that your vote can only be counted if the person you appointed attends the AGM and votes on your behalf and the proxy has been properly completed and executed.

Baja Mining Corp.
Information Circular 2012

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Shares in person at the AGM, unless you revoke your proxy (see next section on "Revoking Your Proxy"). Return your completed proxy by mail to Computershare or by fax or online by following the directions on the proxy by 2:00 p.m. (Vancouver time) on June 19, 2012, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare at the address indicated on the accompanying Notice by 2:00 p.m. (Vancouver time) on June 19, 2012 or delivered to the Chair of the meeting on June 21, 2012.

Beneficial Shareholders (non-registered) – Voting Instructions

If you are a non-registered beneficial holder of Shares, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the proxy enclosed for details on protocol.

We have distributed copies of the Meeting Materials to your clearing agency or intermediary, such as a broker or trustee ("Nominee") for further forwarding to you as a non-registered shareholder. Nominees are required to forward the Meeting Materials to you unless you have waived the right to receive them.

To Vote in Person

If you are able to join us in person for the AGM, and wish to vote your Shares in person, insert your own name in the space provided on the enclosed Voting Instruction Form ("VIF"). Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Shares. Before the official start of the AGM on June 21, 2012, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the AGM room. Once you are registered with Computershare, and provided the instructions you provided to your Nominee have been forwarded by your Nominee to Computershare, your vote will be requested and counted at the AGM, so do not complete the voting instructions on the VIF.

To Vote by Proxy

Generally, if you have not waived the right to receive Meeting Materials, you will either:

a)

be given a proxy which has already been signed by your Nominee (typically by a facsimile, stamped signature), which describes the number of voting Shares you beneficially own, but which is otherwise not completed. Because your Nominee has already signed the form of proxy, you are not required to sign this form of proxy when depositing it. If you wish to submit the proxy, complete the Form of Proxy and deposit it with Computershare Investor Services of Canada proxy by mail to Computershare or by fax or online by following the directions on the proxy by 2:00 p.m. (Vancouver time) on June 19, 2012, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting; or

b)

be given a VIF, which is not signed by your Nominee, and which when properly completed and signed by you and returned to your Nominee in adequate time to be forwarded by your Nominee to Computershare by 2:00 p.m. (Vancouver time) on June 19, 2012, will constitute voting instructions, which your Nominee must follow. The VIF will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in

Baja Mining Corp.
Information Circular 2012

order for this form to constitute a valid VIF, you must remove the label and affix it to the form, properly complete and sign the form, and return it to your Nominee in accordance with the instructions.

You may not vote both by VIF and in person. If you have voted by VIF, you will not be able to vote your Shares in person at the AGM, unless you revoke your VIF (see next section on "Revoking Your Voting Instructions"). Completed VIFs must be returned by mail to Computershare or by fax or online by following the directions on the VIF by 2:00 p.m. (Vancouver time) on June 19, 2012, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned AGM.

Whether you choose to vote your beneficially held Shares by VIF or in person, you must carefully follow the instructions that accompany either the VIF or proxy, including those regarding when and where the VIF or proxy is to be delivered, and the deadline for delivery.

Revoking Voting Instructions

Follow the procedures provided by your Nominee. Your Nominee must send a written statement indicating you wish to have your voting instructions revoked. This written statement must be received by Computershare by 2:00 p.m. (Vancouver time) on June 19, 2012 or delivered to the Chair of the AGM on June 21, 2012.

Additional Notes for Non-Registered Shareholders

In addition, Canadian securities legislation now permits us to forward Meeting Materials directly to "non-objecting beneficial owners". If we, or our agent, has sent these materials directly to you (instead of through a Nominee), then your name, address and information about your securities holdings have been obtained in accordance with applicable securities regulatory requirements from your Nominee. By choosing to send the Meeting Materials to you directly, Baja (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.

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Baja Mining Corp.
Information Circular 2012

BUSINESS OF THE MEETING

Matters that will be presented to, or voted on by, shareholders at the June 21, 2012 AGM are as follows:

1.	Presentation of Financial Statements	page 13
2.	Setting the Number of Directors at Six (6)	page 13
3.	Election of Directors	page 13
4.	Appointment and Remuneration of Auditors	page 14
5.	Amendments to Shareholder Rights Plan	page 14
6.	Creation of Preferred Shares	page 15

Presentation of Financial Statements

The Annual Financial Statements for the year ended December 31, 2011, along with the MD&A (together the "Year-End Financial Statements") are mailed to shareholders at the same time as this Circular and accompanying Proxy/VIF, to all registered shareholders, except those who asked not to receive it, and beneficial shareholders who requested it.

The audited financial statements of the Company are presented to shareholders annually. Questions are welcomed at the AGM.

Setting the Number of Directors at Six

Management recommends that shareholders vote in support of an ordinary resolution to set the number of directors of Baja at six (6). At the AGM, shareholders of Baja will be asked to consider and vote upon an ordinary resolution in substantially the following form:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of the Corporation, that the number of directors of the Corporation is hereby determined to be six (6).”

In the absence of contrary instructions, the persons named in the enclosed Form of Proxy intend to vote FOR the above ordinary resolution.

Election of Directors

The Directors of the Company are elected annually. Each person elected will hold office until the next annual general meeting of the Company or until their successors are duly appointed or elected. The Board of Directors presently consists of six (6) Directors. Therefore, management's six (6) nominees for election to six(6) board seats at the AGM are:

Lorie Waisberg	Tom Ogryzlo
Wolf Seidler	Stephen Lehner
François Marland	Ken Murphy

Further information on management's nominees for election as Directors can be found beginning on page 17. Management recommend you vote FOR these appointments. In the absence of contrary instructions, the persons named in the enclosed Form of Proxy intend to vote FOR the election of the above six (6) proposed Director nominees.

Baja Mining Corp.
Information Circular 2012

Appointment and Remuneration of Auditor

PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. PwC was appointed as the Company's auditor as of November 20, 2006. PwC is a member of the Institute of Chartered Accountants of British Columbia and is properly registered with the United States Public Company Accounting Oversight Board (“PCAOB”) and Canadian Public Accountability Board (“CPAB”).

Shareholders will be asked to approve management's proposal to re-appoint PwC as auditor of the Company until the next annual general meeting of shareholders of the Company or until its successor is appointed and to authorize the Directors to determine the auditor's remuneration. Management recommend you vote FOR this appointment and FOR authorizing the Directors to determine the Auditor's remuneration. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PwC as auditor of the Company.

Amendments to Shareholder Rights Plan

At the Company’s May 25, 2011 annual general and special meeting, the Company’s shareholders approved the adoption of a shareholder rights plan (the “Rights Plan”). A copy of the Rights Plan is filed under the Company’s profile at www.sedar.com, and a summary of its terms is contained in the management information circular from the May 2011 meeting, which summary is incorporated herein by reference. A copy of the Rights Plan and the May 25, 2011 management information circular may be obtained from the Company on request.

As disclosed in the Company’s April 23, 2012 news release and in the unaudited financial statements and related management discussion and analysis for the three month period ended March 31, 2012, the Company has experienced a significant funding shortfall in respect of its Boleo project. The Company is actively exploring financing alternatives, and has engaged outside financial advisors to assist in this effort.

The Company’s financing needs are very urgent, and the Board believes that the Company must have the maximum flexibility possible in pursuing potential financing solutions during this critical period. For this reason, the Board believes that it is in the Company’s best interests for a limited time to have the ability to undertake financings involving the issuance of its securities without triggering the application of the Rights Plan.

It is proposed that this be done by expanding the definition of “Exempt Acquisitions” in the Rights Plan to include securities issuances which take place during the six month period following the AGM.

The shareholders of the Company will be asked to pass the following ordinary resolutions, in substantially the following form:

“Resolved as an ordinary resolution that:

1.	The definition of “Exempt Acquisition” in the shareholder rights plan (the “Rights Plan”) approved May 25, 2011 be and is hereby amended to add the following subsection:

(vi)	pursuant to or in connection with any issuance of securities of the Corporation (including, for greater certainty, any convertible securities) which occurs on or prior to the close of business (Toronto time) on December 21, 2012.

2.

Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause

Baja Mining Corp.
Information Circular 2012

to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing resolutions.”

The persons whose names are printed on the proxy intend to vote FOR the amendment of the Rights Plan unless specifically instructed otherwise on the proxy. In order for the resolution to pass, the resolution must be approved by a majority of the votes cast in person or represented by proxy at the AGM. Management of the Company recommends that shareholders vote in favour of the above resolutions.

Creation of Preferred Shares

The Company’s Notice of Articles and Articles currently provide for only one kind of shares – common shares without par value.

The directors of the Company are proposing that the Company create a new class of preferred shares (the “Preferred Shares”) without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company’s directors for each such series. The Company proposes the creation of the Preferred Shares to provide management with increased flexibility respecting possible future financings and other corporate transactions. The terms of the Preferred Shares are set out in Schedule B.

Under the Articles of the Company, and the Business Corporations Act (British Columbia), the Company’s governing statute, the creation of a new class of shares which prejudice or interfere with the rights of the common shares requires the approval of the shareholders of the Company by a special resolution. Accordingly, shareholders will be asked to approve the following special resolutions in order to alter the authorized share capital of the Company:

“Resolved, as a special resolution, that:

1.	the authorized share structure of the Company be altered by creating an unlimited number of Preferred Shares without par value;

2.	the Notice of Articles and Articles of the Company be altered to reflect the altered authorized share structure of the Company;

3.	the Preferred Shares without par value may be issued in series on such terms as determined by the directors of the Company in accordance with the class rights and restrictions;

4.	there be attached to the class of Preferred Shares without par value the special rights and restrictions as set out in Part 27 of the Articles of the Company and as attached hereto as Schedule “B”;

5.	the Articles and Notice of Articles of the Company be altered accordingly;

6.

any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the creation of the Preferred Shares without par value; and

7.	the directors be authorized to delay or abandon the implementation of these resolutions in their discretion.”

Baja Mining Corp.
Information Circular 2012

A vote in favour of the creation of an unlimited number of Preferred Shares will provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into common shares and attach rights to them that rank ahead of common shares in respect of entitlement to assets and dividends as well as to create other series of Preferred Shares, subject to the rights of the Preferred Shares and corporate law.

The persons whose names are printed on the proxy intend to vote FOR the alteration of the Articles and Notice of Articles unless specifically instructed otherwise on the proxy. In order for the resolutions to pass, the resolution must be approved by special resolution of more than two-thirds of the votes cast in person or represented by proxy at the AGM. Management of the Company recommends that shareholders vote in favour of the above resolutions.

Other Matters

We are not aware of any other matter to come before the AGM other than as set forth in the Notice. If any other matter properly comes before the AGM, it is the intention of the person named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

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Baja Mining Corp.
Information Circular 2012

BOARD OF DIRECTORS

Board Nominees

The six (6) Directors or Nominees seeking election for six(6)board seats in 2012 are:

Lorie Waisberg	Tom Ogryzlo
Wolf Seidler	Stephen Lehner
François Marland	Ken Murphy

Director Nominee Biographies

Lorie Waisberg

Information:	Lorie Waisberg
Independence Status	Independent
Place of Residence	Toronto, Ontario, Canada
Directorship with Baja	Since May 6, 2012
Committee memberships	Chair of Board since May 7, 2012 Member of Audit Committee; Corporate Governance Committee; Compensation Committee
Present Occupation	Corporate Director

Mr. Waisberg has been a corporate director since 2002. Between August 2000 and October 2002, Mr. Waisberg served as Executive Vice President, Finance and Administration for Co-Steel, Inc., a steel manufacturing company. From 1974 to August 2000, he was a partner at the Toronto office of Goodmans LLP, a leading Canadian law firm. Mr. Waisberg is Chairman and a trustee of Chemtrade Logistics Income Fund, Chairman and a director of RX Gold and Silver Inc. and a director of Chantrell Ventures Corp., Metalex Ventures Limited, Tembec, Inc. and Primary Energy Recycling Corporation, all publicly traded companies in Canada.

Tom Ogryzlo, P.Eng

Information:	Tom Ogryzlo
Independence Status	Non Independent
Place of Residence	San Jose, Costa Rica
Directorship with Baja	June 18, 2004 to April 21, 2012 Re-appointed on May 6, 2012
Committee memberships	None
Present Occupation	Interim CEO; formerly Vice President Latin America of Ram Power Corporation

Mr. Ogryzlo recently retired as Vice President - Latin America of Ram Power Corporation. He has over forty years of world wide experience on mining, energy, and industrial projects and has been responsible for the development, financing, engineering, construction and operations of projects in many different countries. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. Ram Power Corp. is a renewable energy producer presently developing a 72 MW geothermal power project through its subsidiary Polaris Energy Corp. in Nicaragua at a cost of $400 million.

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Information Circular 2012

Mr. Ogryzlo has in the past been President of several producing precious and base metal mining companies, including, Blackhawk Mining, Triton Mining and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world's largest engineering contractors. During a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently became President and General Manager, for the Cerro Matoso ferro-nickel project in Colombia where in 1979 he was instrumental in organizing a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields, Tiomin Resources and Atlas Corp.

Wolf K. Seidler, P.Eng

Information:	Wolf Seidler
Independence Status	Independent
Place of Residence	North Bay, Ontario, Canada
Directorship with Baja	January 28, 2011 to April 21, 2012
Re-appointed on May 6, 2012
Committee memberships	Member of Audit Committee; Nominating Committee; Compensation Committee
Present Occupation	Independent Consultant since May 2009

Mr. Seidler is a graduate of Queen's University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than forty years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R&D project related to the deep geological disposal of highly radioactive long-lived waste. Mr. Seidler is also a director of Bridgeport Ventures Inc.

Stephen Lehner, MBA

Information:	Stephen Lehner
Independence Status	Independent
Place of Residence	New York, New York, USA
Directorship with Baja	Since May 6, 2012
Committee memberships	Member of Audit Committee; Nominating Committee
Present Occupation	Managing Director of Mount Kellett Capital Management LP

Baja Mining Corp.
Information Circular 2012

Mr. Lehner is Managing Director of Mount Kellett Capital Management LP and co-head of the New York investment team. Mr. Lehner's team has invested over $2 billion of capital across a variety of industries including mining, oil and gas, chemicals, and real estate. He is a director of a privately-held, institutionally backed energy management company, a director of a privately held baseball team, and has served as an observer on two privately held company boards. From 2001 until 2009, Mr. Lehner was employed by Morgan Stanley, most recently as a Managing Director focused on special situations and undervalued investment opportunities. From 1999 until 2001, Mr. Lehner worked for Heller Financial, Inc. underwriting financings for small and medium sized commercial borrowers. He is a Chartered Financial Analyst and holds a Masters of Business Administration from the University of Maryland.

François Marland, LL.M

Information:	Francois Marland
Independence Status	Independent
Place of Residence	Geneva, Switzerland
Directorship with Baja	Since May 25, 2011
Committee memberships	Member of Corporate Governance Committee; Nominating Committee
Present Occupation	Self-employed

Mr. Marland has over twenty years of global business experience and is a published author. Mr. Marland completed his Masters of Law in France in 1979 and went on to teach and practice law until 1987. Mr. Marland founded a group of 100 companies from 1987 until 1992. His group was composed of various industrial, distributional, internet and financial companies. In 1992 he sold the group, which by that time consisted of 4,500 employees, for 8 billion French Francs. He then turned his attention to investing in capital risk ventures. Since selling his group in 1992, Mr. Marland has acted as an advisor and capital risk-taker to more than 300 companies from different sectors of the market. Mr. Marland is also a director and Vice Chairman of Yukon-Nevada Gold Inc. and a director of Cadan Resources.

Ken Murphy

Information:	Ken Murphy
Independence Status	Independent
Place of Residence	Dallas,Texas,USA
Present Occupation	Head of Asset Management at Mount Kellett

Mr. Murphy is Head of Asset Management at Mount Kellett. Mr. Murphy has over 23 years of experience in principal investing across various forms of distressed investments. In addition, Mr. Murphy has extensive experience in establishing and managing the asset management infrastructure required to execute the investment strategies necessary to liquidate acquisitions over time. Prior to joining Mount Kellett, Mr. Murphy served in a variety of positions at Goldman Sachs covering 21 years in New York, Tokyo and Dallas where he rose to the position of Partner. Key positions held by Mr. Murphy during his tenure at Goldman Sachs include Co-Head of Americas Special Situation Group, Head of Services Division (Archon Group – 1,700 staff and Litton Loan Servicing –1,600 staff) and Head of Asia Asset Management. Mr. Murphy is a graduate of Baylor University.

Baja Mining Corp.
Information Circular 2012

Director Share Ownership

Table 1: Director Share Ownership as at May 18, 2012

Director	Number of Common Shares beneficially owned, directly or
indirectly, or Controlled or Directed
Lorie Waisberg	Nil
Tom Ogryzlo	100,000
Wolf Seidler	60,000
Stephen Lehner	40,000[1]
67,421,117[1]
François Marland	162,900 2
Ken Murphy	67,421,117[3]

Footnotes:

1.	Mr. Lehner is a Managing Director of Mount Kellett Capital Management LP, which indirectly holds 67,421,117 or 19.8% Shares
2.	These Shares are held by the children of Mr. Marland in accounts over which he exercises indirect direction or control.
3.	Mr. Murphy is Head of Asset Management at Mount Kellett Capital Management LP, which indirectly holds 67,421,117 or 19.8% Shares.

Other Public Company Directorships and Committee Appointments

Table 2: Other Public Company Directorships as at May 18, 2012

Name of Director	Other Public Company	Stock Exchange
Directorships
Lorie Waisberg	Chemtrade Logistics	TSX
Income Fund
	RX Gold and Silver Inc.	TSX-V
	Chantrell Ventures Corp.	TSX-V
	Metalex Ventures Limited	TSX-V
	Tembec, Inc.	TSX
Primary Energy Recycling
	Corporation	TSX
Tom Ogryzlo	Aura Minerals Inc.	TSX
	Vista Gold Corp.	TSX
Wolf Seidler	Bridgeport Ventures Inc.	TSX
Stephen Lehner	N/A	N/A
François Marland	Yukon-Nevada Gold	TSX
	Cadan Resources	TSX-V
Ken Murphy	N/A	N/A

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, no director nominee is, as at the date of this Circular, or has been, within 10 years before the date of this Circular:

(a)	a director, chief executive officer or chief financial officer of any corporation that:

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Information Circular 2012

(i)	was subject to an order that was issued while the director nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

a director or executive officer of any corporation that, while such director nominee was acting in that capacity, or within a year of such director nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

someone who became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director nominee.

For the purposes of section (a) above, the term "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Mr. Waisberg was a director of McWatters Mining Inc. ("MWA") when it initiated insolvency proceedings in 2001 and in 2004. Canadian securities regulators issued cease trade orders by reason of MWA's failure to file required financial statements. The cease trade orders are no longer in effect and MWA has emerged from bankruptcy. Mr. Waisberg was also a director of FMF Capital Group Ltd. ("FMF") when a subsidiary of FMF, of which Mr. Waisberg was not a director, conveyed its assets to a trustee to facilitate the orderly wind-up of its business in May 2007.

Penalties and Sanctions

To the knowledge of the Company, as of the date of this Circular, no director nominee has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Independence and Board Committees

Independence of Directors

With the nominees put forth for election at the AGM, Baja has a majority independent Board, as five of six directors are independent. Independence status is based on the standards set forth in National Instrument 52-110 Audit Committees (“NI 52-110”) and other policies and standards as deemed necessary or relevant by the Board. In accordance with NI 52-110, Tom Ogryzlo is precluded from being considered independent during his tenure as Interim CEO of Baja.

Baja Mining Corp.
Information Circular 2012

Board Committees

During the year ended December 31, 2011, the Board had four standing committees:

1. Audit Committee

2. Compensation Committee

3. Nominating Committee

4. Corporate Governance Committee

Baja split its previous Nominating and Corporate Governance Committee after the 2011 AGM into two separate committees.

All four committees are comprised entirely of independent directors in line with Baja's Independence Policy.

On May 7, 2012, Baja's Board was reconstituted, with four directors added to fill four vacancies caused by the resignations in April 2012 of directors elected at Baja's last AGM. Director John Greenslade resigned on May 11, 2012. Baja's four committees were reconstituted following these Board changes. Two committees – the Compensation Committee and the Corporate Governance Committee – currently have only two of the three members required by their respective charters, and none of the reconstituted committees have appointed a chair. Following the AGM, the membership of each of the four committees will be considered by the Board, and each committee will have its full complement of members and will appoint a chair.

In addition, on May 11, 2012, the Board approved the formation of a special committee to deal with situations where an interested or related party to the Company may be involved in or be affected by prospective financing discussions, negotiations and approvals (the “Special Committee”). The Special Committee is mandated to deal with all non-arms length or related party negotiations, and aspects of financings which may be impacted by the presence of related or non-arms length parties represented on the Board. The Special Committee consists of all of the Company’s directors except Stephen Lehner and Ken Murphy, who are employed by Mount Kellett, and Tom Ogryzlo, Baja’s Interim Chief Executive Officer.

Please see pages 26-30 of this Circular for information about, and reports from, each of the Audit, Compensation, Nominating, and Corporate Governance Committees

Chair of the Board

As at December 31, 2011 John Greenslade was acting as Interim Chair of the Board, having assumed this position following the May 2011 Annual General and Special Meeting. On January 3, 2012, the Company announced the appointment of independent director Giles Baynham as Chair of the Board. Independent director Lorie Waisberg was appointed Chair of the Board on May 7, 2012.

The Chair, as the presiding or lead independent director, has the responsibility to ensure that a framework and boundaries are established to ensure open and effective dialogue and communication of the key organizational strategies and governance between Board members and senior management. The Chair must also assist the senior management in understanding and adhering to the ethical and social responsibility standards of the Company. The Chair is also responsible for guiding and managing issues relating to: leadership and ethics, Board meetings, shareholder relations, Board/management relationships, Board orientation, education and evaluations, succession and governance.

Baja Mining Corp.
Information Circular 2012

The full job description of the Chair can be found on the Company's website. The position description for the Chair is reviewed and approved on an annual basis, or more frequently as necessary, and was most recently approved on December 29, 2011.

Board Mandate

The Board approved its inaugural Board Mandate on December 15, 2008. The Board Mandate is reviewed and approved on an annual basis, or more frequently as necessary. The Board Mandate was last approved on December 29, 2011. A copy of the Board Mandate can be found on the Company's website and is attached as Schedule "A" to this Circular.

Meeting Attendance

Directors are expected to be present at a minimum of 75% of meetings of the Board each year, except in extenuating circumstances. As Board members reside in many different geographic locations, a director is considered in attendance regardless of whether they attend by conference call or in person. Non-independent directors may be asked to attend committee meetings in order to benefit from presentations or discussion. Members of the Audit Committee are required to meet without the presence of management (in-camera) at every committee meeting each year. Members of the Audit Committee are also required to meet at each quarterly and year-end Audit Committee meeting with the independent auditor of the Company, without the presence of management. Every committee is required to meet a minimum of twice annually. Table 3 below details the attendance of Board members at director and committee meetings during 2011.

Table 3: 2011 Director Meeting Attendance
Name	Board
(9 meetings)
John Greenslade[1]	9 of 9
Graham Thody[1]	9 of 9
Tom Ogryzlo	8 of 9
Wolf Seidler	9 of 9
François	4 of 9
Marland[2]
Giles Baynham[3]	6 of 9
Gerald	6 of 9
Prosalendis[1,4]

Footnotes:

1.

John Greenslade resigned from the Board of directors on May 11, 2012 and Graham Thody and Gerald Prosalendis resigned from the Board of directors on April 21, 2012 and April 13, 2012, respectively, and will not be standing for re- election on June 21, 2012.

2.

François Marland became a director on May 25, 2011. He was present for four of six Board meetings held after he became a director. He was unavoidably traveling during the two meetings at which he could not attend and the meetings were unable to be rescheduled to accommodate his plans.

3.

Giles Baynham became a director on May 25, 2011. He was present for all of the Board meetings held after he was elected as a director (eight Board meetings in total). As such,his attendance record is 100%.

4.

Gerald Prosalendis became a director on May 25, 2011. He was present for all of the Board meetings held after he was elected as a director (eight Board meetings in total). As such,his attendance record is 100%.

Baja Mining Corp.
Information Circular 2012

Director Compensation

Retainers and Fees

Annual Board and committee retainers are paid monthly to each eligible independent director. Effective December 1, 2010, the Board approved amended annual retainers as described in Table 4 below. In addition, independent directors are paid meeting fees in the amount of $1,000/meeting. Meeting fees are applicable to members of the various committees for committee meetings and for members of the Board for Board meetings. Board members who attend committee meetings, but who are not part of the committee, will not receive meeting fees for attendance at such committee meeting. Meeting fees are paid quarterly. Baja also reimburses directors for out-of-pocket travel expenses.

Table 4: Annual Board, Board Chair & Committee Retainers (Effective December 1, 2010)
Board Chair Retainer[1,2]	$100,000
Board Member Retainer	$36,000
Audit Committee Chair Retainer	$15,000
Committee Chair Retainer (All Committees other than Audit)	$7,500

Footnotes:

1.	The Board Retainer is all inclusive with the exception of any additional retainer as a committee chair of any duly formed committee of the Board.
2.

In line with a draft policy at the time and as approved by the Board, an Independent Lead Director was appointed on May 25, 2011 and was provided an annual retainer, paid monthly starting at the time of appointment, of $50,000. Mr. Baynham served in this position until his appointment as Chair of the Board announced January 3, 2012. Mr. Greenslade was not paid the Board Chair Retainer during the period he served as interim Board Chair (from the May 2011 AGM until Mr. Baynham was appointed as Chair).

Table 5: 2011 Summary Compensation Table – Directors (presented in Canadian dollars)
Director Name	Fees Earned	Long Term		Other	Total
	($)[1]			($)	Compensation
		Options	Options	All Other	($)
		Awards (#)	Awards	Compensation
			($)[3]
J. Greenslade[2]
G. Thody	71,625	Nil	Nil	Nil	71,625
T. Ogryzlo	88,217	Nil	Nil	Nil	88,217
W. Seidler	34,375	750,000	428,489	Nil	462,864[4]
F. Marland	27,000	750,000	441,665	Nil	468,665[4]
G. Baynham	39,955	750,000	441,665	Nil	481,620[4]
G. Prosalendis	31,375	750,000	441,665	Nil	473,040[4]

Footnotes:

1.

This figure represents a combination of the annual retainer paid to the Board member as a Board member or Board chair, committee chair fees and meeting fees. The fee structure is outlined in Table 4 above.

2.

Mr. Greenslade was an executive officer of Baja and therefore not an independent director. As such, he did not receive cash compensation as a director. Please see Table 13 on page 42 for information relating to Mr. Greenslade's remuneration as an executive officer of Baja.

3.

Dollar values disclosed in this column are based on the grant date fair value of the award noted in the column titled "Option Awards (#)". This value does NOT represent any payout from exercise of options or the current value of such options, nor are these options are not fully vested. Presently, all of these options are underwater and have no monetary value.

1.

As discussed in Note 3 above, this figure DOES NOT represent a cash award to this director. The only cash paid to this director is identified in the first column titled, "Fees Earned". The balance of this compensation number is the value at time of grant of the options awarded when this director joined the Board in 2011.

Baja Mining Corp.
Information Circular 2012

Option-based and Share-based Awards

Table 6: Option-based and Share-based Awards of Baja Directors December 31, 2011

	Option based Awards
Name of		Number of Securities underlying			Option	Option Grant	Option Exercise	Value of vested
Director		unexercised options			Exercise	Date	Date	unexercised in-
			(#)		Price			the-money
	Total	Number	Number	Value of	($)			options
	(#)	Vested	vested	Options Vested				($)(3)
		(total)	(2011)	in 2011[2]
		(#)	(#)	($)
John
Greenslade[1]
Tom Ogryzlo	150,000	150,000	Nil	Nil	0.40	May 16, 2008	May 16, 2013	60,000
	75,000	75,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	30,000
	150,000	150,000	37,500	24,375	0.57	May 15,2009	May 15, 2014	34,500
	750,000	375,000	375,000	Nil	1.17	Nov.25, 2010	Nov. 25, 2015	Nil
Graham	150,000	150,000	37,500	24,375	0.57	May 15,2009	May 15, 2014	34,500
Thody	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Wolf Seidler	750,000	187,500	187,500	26,250	1.06	Feb. 2, 2011	Feb. 2, 2016	Nil
Francois	750,000	187,500	187,500	Nil	1.13	May 25, 2011	May 25, 2016	Nil
Marland
Giles	750,000	187,500	187,500	Nil	1.13	May 25, 2011	May 25, 2016	Nil
Baynham
Gerald	100,000	100,000	25,000	19,250	0.40	May 5,2009	May 5, 2014	40,000
Prosalendis	750,000	187,500	187,500	Nil	1.13	May 25, 2011	May 25, 2016	Nil

Specific Notes

1.	Options granted to John Greenslade are detailed in Table 14 on page 44. Options were granted to Mr. Greenslade both for his role as President/CEO and his role as a director.
2.	The value of options vested in the fiscal year ended December 31, 2011 is calculated as if options had been exercised on their vest date in 2011 based on market price on the vest date of the options.
3.	The value of vested unexercised in-the-money options is calculated based on the close of market price on December 31, 2011.

General Notes:

  The market price at close-of-market on December 31, 2011 was $0.80.

  The Company has never issued any share-based awards.

  From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

  Lorie Waisberg and Stephen Lehner were appointed to the Board on May 6, 2012, and as such held no options at December 31, 2011. Mr. Murphy was appointed to the Board on May 21, 2012 and held no options at December 31, 2011.

Share Ownership Guidelines

The Company does not have any director share ownership guidelines in place at this time.

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Baja Mining Corp.
Information Circular 2012

STANDING COMMITTEE REPORTS

AUDIT COMMITTEE REPORT

The information provided in this Audit Committee Report is dated as of December 31, 2011, unless otherwise noted. Please see pages 52 to 53 of Baja's Annual Information Form for the year ended December 31, 2011, dated March 30, 2012 and filed on SEDAR at www.sedar.com or on our website at www.bajamining.com for more information.

Composition of the Audit Committee

As at December 31, 2011, the members of the Audit Committee were Graham Thody, Tom Ogryzlo and Giles Baynham. As of May 7, 2012, the members of the Audit Committee are Stephen Lehner, Wolf Seidler and Lorie Waisberg.

All members of the Audit Committee are independent and financially literate as defined in National Instrument 52-110, Audit Committees. Audit Committee members, and the Audit Committee Chair, are appointed annually following the AGM. Please see the respective biographies for the current members of the Audit Committee under "Director Nominee Biographies" beginning on page 17 of this Circular.

Overview

The Audit Committee is responsible for appointing (subject to shareholder approval), compensating and overseeing the independent auditor ("Auditor"). The Auditor must be registered with the CPAB for Canadian compliance and the PCAOB for United States compliance. The Auditor is accountable to and reports directly to the Audit Committee, and understands that it must maintain an open and transparent relationship with the Audit Committee, as representatives of the shareholders. All members of the Audit Committee are independent and knowledgeable about our financial reporting controls, internal accounting processes and external audit processes.

The Audit Committee assists the Board in overseeing Company's accounting and financial reporting controls and external audit processes. Management is responsible for our internal controls and financial reporting process. The auditor is responsible for performing and reporting on an independent audit of our:

(i)	consolidated financial statements according to generally accepted auditing standards; and
(ii)	internal control over financial reporting according to the standards of the PCAOB.

The Committee's responsibility is to monitor and oversee these processes.

Key Activities for 2011

  Met separately with management and the Auditor to review the December 31, 2011 audited consolidated financial statements and MD&A for the year ended December 31, 2011;

  Met with management, the CFO and Controller of the Company to review International Financial Reporting Standards ("IFRS") progress.

  Oversaw the risk management policy implementation in regard to the Company's copper hedging program required under project finance arrangements.

  Discussed with the Auditor matters required by Canadian regulators under Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants "Communications with Those Having Oversight Responsibility for the Financial Reporting Process" and by US regulators

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Information Circular 2012

  under the Statement on Auditing Standards No. 61 "Communication with Audit Committees" issued by the American Institute of Certified Public Accountants;

  Received written disclosures from the Auditor required by the SEC according to the Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees";

  Discussed with the Auditor that firm's independence;

  Based on the reviews and discussions referred to above, recommended to the Board that the annual audited consolidated financial statements and the MD&A be included in Baja's annual report and be included in Form 40-F for US filing for the year ended December 31, 2011;

  Oversaw the Multilateral Instrument 52-109 compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2011;

  Oversaw the Section 404 Sarbanes-Oxley ("SOX") compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2011; and

  Reviewed and approved the quarterly consolidated financial statements for the quarters ended in 2011.

Audit Partner Rotation

In compliance with applicable law, the lead audit partner of our Auditor is replaced every five years. During 2009,a new lead audit partner was assigned to our audit.

Section 404 of Sarbanes-Oxley

Baja is registered under the Securities Exchange Act of 1934 and is required to file Form 40-F in the United States and has complied with the requirements of Section 404 of SOX since December 31, 2007. During 2011, management evaluated the effectiveness of the Company’s internal controls over financial reporting and concluded that they were effective as of December 31, 2011. The effectiveness of internal controls over financial reporting was also evaluated by the Auditor in 2011 as part of the integrated audit of the consolidated financial statements. Their integrated audit report for 2011 is included in our Form 40-F.

Auditor Engagement and Fees Billed

Before PwC, the Auditor, is engaged by Baja or its subsidiaries to render additional audit or non-audit services, the engagement is approved by the Audit Committee. All audit, audit-related, tax and other services provided by PwC since appointment in November 2006 have been approved by the Committee.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Company's external auditor in each of the last two fiscal years for audit fees are shown in Table 7 below.

Table 7: External Auditor Service Fees – 2010 & 2011
Financial Year	Audit Fees	Audit Related	Tax Fees	All Other Fees
Ending	($)	Fees ($)	($)	($)
2011	630,710	159,842	69,572	Nil
2010	283,195	268,996	27,858	89,144

Committee Approval

The Audit Committee is of the view that the provision of services by PwC described in "All Other Fees" in the Table 7 above is compatible with maintaining that firm's independence. Based on the Committee's discussions with management and the Auditor, and its review of the representations of management and the Auditor, the Committee recommended to the Board that the audited consolidated financial statements and the Management

Baja Mining Corp.
Information Circular 2012

Discussion and Analysis be included in Baja's annual report and the audited consolidated financial statements be included in Form 40-F for US filing for the year ended December 31, 2011.

Audit Committee Charter

The full text of the Audit Committee Charter can be found as Appendix "A" to Baja's Annual Information Form for the year ended December 31, 2011, dated March 30, 2012 and filed on SEDAR at www.sedar.com or on our website at www.bajamining.com.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption under NI 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

We have adopted certain policies and procedures intended to ensure our Auditor will maintain objectivity and independence in their audit of our financial statements. To minimize relationships that could appear to impair the objectivity of our Auditor, our Audit Committee has restricted the non-audit services that our principal accountants may provide to us primarily to tax services and review assurance services.

In general, we seek to obtain non-audit services from our Auditor only when the services offered by our Auditor are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the Audit Committee effective during fiscal 2011. The Board has adopted policies and procedures for pre-approving work performed by our Auditor.

After careful consideration, the Audit Committee of the Board of Directors determined that payment of the above audit fees is in conformance with the independent status of our Company's Auditor. Before engaging the auditor in additional services, the Audit Committee considers how these services will impact the entire engagement and independence factors.

The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time and consulting work related to IFRS.

COMPENSATION COMMITTEE REPORT

The information provided in this Compensation Committee Report is dated as of December 31, 2011, unless otherwise noted.

Composition of the Compensation Committee

As at December 31, 2011, the members of the Compensation Committee were François Marland, Giles Baynham and Gerald Prosalendis. As of May 18, 2012, the members of the Compensation Committee are Wolf Seidler and Lorie Waisberg.

Baja Mining Corp.
Information Circular 2012

All members of the Compensation Committee are independent. Compensation Committee members, and the Compensation Committee Chair, are appointed annually following the AGM. Please see the respective biographies for the current members of the Compensation Committee under "Director Nominee Biographies" beginning on page 17 of this Circular.

Overview

The Compensation Committee is responsible for establishing and annually reviewing the overall compensation philosophy of the Company; at least annually reviewing the remuneration of the CEO and other senior officers of the Company; evaluating the CEO's performance with respect to goals and objectives set forth; reviewing key disclosure items with respect to officer and director remuneration in accordance with applicable laws and regulations; and at least annually reviewing the key components of remuneration provided to employees and officers of the Company.

The full text of the Compensation Committee's Charter, which sets forth the duties and responsibilities of this committee, can be found on the Company's website under About Us/Governance.

Key Activities for 2011

  Based on a market evaluation by an independent third party, reviewed the salary of the senior officers and CEO of the Company;

  Recommended salaries, bonuses and stock option awards to senior officers and the CEO of the Company; and

  Based on a market evaluation by an independent third party, reviewed earlier recommendations on an amended director compensation strategy, contingent on the completion of construction financing, which would allow directors to be remunerated for meetings, as well as their appointments to Board Committees.

Independent Compensation Consultant

The Compensation Committee retained the services of an independent consultant Roger Gurr & Associates to conduct a compensation review of officers of the Company and to provide recommendations and advice on the competitiveness and appropriateness of the Company's compensation packages, annual incentive compensation structure, long-term incentive rewards and compensation practices based on the benchmarking analysis completed, in relation to the Company's current and anticipated executive officers. This is further discussed under "Industry Benchmarking" beginning on page 31 of this Circular.

NOMINATING COMMITTEE REPORT

The information provided in this Nominating Committee Report is dated as of December 31, 2011, unless otherwise noted.

Composition of the Nominating Committee

As at December 31, 2011, the members of the Nominating Committee were Graham Thody, Wolf Seidler and Gerald Prosalendis. As of May 18, 2012, the members of the Nominating Committee are Stephen Lehner, François Marland and Wolf Seidler.

All members of the Nominating Committee are independent. Nominating Committee members, and the Nominating Committee Chair, are appointed annually following the AGM. Please see the respective biographies for

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the current members of the Nominating Committee under "Director Nominee Biographies" beginning on page 17 of this Circular.

Overview

The Nominating Committee of the Board is comprised entirely of independent directors. The Nominating Committee has primary responsibility for: a) identifying the needs of the Company and Board with respect to the experiences, qualities and characteristics of potential Board members; b) identifying qualified individuals, in line with the needs of the Company and the Board, to become members of the Board; c) providing input into the annual Board evaluation survey with respect to individual director effectiveness and performance which is administered by the Corporate Governance Committee and receiving feedback on same from the Chair of the Corporate Governance Committee; and d) proposing the composition of the various Board committees immediately before each AGM of the Company, on the assumption that all the proposed directors are elected. The proposed composition of the committees would then be approved by the Board immediately following the AGM. In the event not all proposed directors are elected, the Board would modify the composition of the committees as deemed appropriate.

The full text of the Nominating Committee's Charter, which sets forth the duties and responsibilities of this committee, can be found on the Company's website under About Us/Governance.

CORPORATE GOVERNANCE COMMITTEE REPORT

The information provided in this Corporate Governance Committee Report is dated as of December 31, 2011, unless otherwise noted.

Composition of the Corporate Governance Committee

As at December 31, 2011, the members of the Corporate Governance Committee were Tom Ogryzlo, Wolf Seidler and François Marland. As of May 18, 2012, the members of the Nominating Committee are Wolf Seidler and Lorie Waisberg.

All members of the Corporate Governance Committee are independent. Corporate Governance Committee members, and the Corporate Governance Committee Chair, are appointed annually following the AGM. Please see the respective biographies for the current members of the Corporate Governance Committee under "Director Nominee Biographies" beginning on page 17 of this Circular.

Overview

The purpose of the Corporate Governance Committee is to act as the representative of the Board in carrying out its oversight responsibilities relating to: a) developing and recommending to the Board a set of corporate governance polices and principles applicable to the Company in accordance with regulatory body rules and regulations; b)ensuring, with the assistance of senior management, and the Corporate Secretary in particular, that corporate governance policies are fully observed and any infringements are reported to the Board; and c) reviewing on an annual basis the performance and effectiveness of the Board, the Board Committees and all committee chairs.

The full text of the Corporate Governance Committee's Charter, which sets forth the duties and responsibilities of this committee, can be found on the Company's website under About Us/Governance.

The Company's corporate governance practices are detailed beginning on page 48 of this Circular.

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COMPENSATION OVERVIEW

Compensation Philosophy

In a competitive industry, it can be difficult to attract and retain qualified, highly skilled, experienced individuals. We believe that to be successful in attracting and retaining great talent, we must provide a competitive and relevant compensation package that:

  aids in the motivation and encouragement of performance;

  maximizes focus on both short- and long-term goals and objectives, and the achievement of those objectives, with the goal of increasing stakeholder value;

  reflects the scope and responsibilities of the individual and the comparison of those elements with others in similar positions and with similar responsibilities in our industry; and

  maintains internal equity among different roles.

The Company's total compensation package consists of competitive base salaries targeting the 50th percentile of the market and between the median and the 75th percentile for short-term incentives (annual incentive compensation, which is further discussed below), and long-term incentives (stock options). Total annual compensation may also include special bonuses or other incentives awarded based on a pre-determined criteria or time schedule.

We hire employees not solely based on their past experiences and education, but also on their ability to work and contribute to a team, be creative in their approaches to problem solving and optimize their skills, and those of their team members, to produce results and add value to the Company and its shareholders. To this end, we believe employee compensation should be competitive in the market and attractive to potential hires; encourage and recognize superior levels of performance and results; and link and reward the achievement of specific objectives and goals with incentive compensation. This philosophy is not just reserved for executive officers and senior management – it is the Company's philosophy with respect to all Baja employees.

Industry Benchmarking

Periodically, outside advisors are engaged to review the adequacy of the compensation package of our employees, officers and directors. A benchmarking analysis compares our pay levels and compensation practices with others in the industry and/or market in which we compete for talent. This provides valuable information that will allow us to make adjustments, if necessary, to attract and retain the best individuals to meet our needs as a company and in providing value to our shareholders.

The Compensation Committee of the Company retained the services of Roger Gurr of Roger Gurr & Associates, an outside independent compensation advisor,for the first time in 2009. At that time, Mr. Gurr provided market data and compensation recommendations for officers. He was again retained in early November 2010 (the "2010 Gurr Report") to research and report on fees paid to Baja directors compared against market, as well as benchmark compensation for the Company's executive management. The 2010 Gurr Report found a significant misalignment between our independent director's fees and market, such that our directors were being compensated well below the level of their peers within the industry. The Board delayed implementation of the amended compensation for directors until the completion of construction financing in 2010.

In the summer of 2011, the Compensation Committee of the Company again retained Gurr & Associates, to conduct a compensation review of officers of the Company (the "2011 Gurr Report"), and to provide recommendations and advice on the competitiveness and appropriateness of the Company's compensation packages, annual incentive compensation structure, long-term incentive rewards and compensation practices

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based on the benchmarking analysis completed, in relation to the Company's current and anticipated executive officers.

The Compensation Committee of the Company is responsible for engaging these independent advisors and for making recommendations to the Board with respect to director and executive officer compensation based on the results of the compensation consultants findings, but also on other appropriate and important factors and considerations they as a committee feel should influence the compensation packages proposed and offered to directors and executive officers. While the input of the outside advisor is valuable, it is not the sole consideration driving decisions with respect to executive compensation.

The 2011 Gurr Report benchmarked the compensation of executive management against those of the following 16 companies: Northgate Minerals Corp., Capstone Mining Corp., Aurizon Mines Ltd., Breakwater Resources Ltd., Iberian Minerals Corp., Dundee Precious Metals Inc., Jaguar Mining Inc., Eastern Platinum Ltd., Mercator Minerals Ltd., Minefinders Corp Ltd., Endeavour Silver Corp., Argonaut Gold Incorporated, Fortuna Silver Mines Inc., Great Panther Silver Ltd., Primero Mining Corp. and Nevsun Resources Ltd.

The list of comparator companies changed slightly from the 2010 Gurr Report benchmark group due to the elimination of four operating companies as a result of corporate restructurings or market capitalizations outside the range comparable to Baja. Four new operating companies replaced those that had been eliminated from the comparator group. In addition, Baja's compensation consultant took a two year look-ahead approach in choosing comparator companies as the talent needed to grow the Company successfully requires the skills of recruits likely coming from companies of that maturity and operational level.

The Company is competing with companies of all sizes, including those in operation, for qualified and experienced people. To ensure competitive compensation packages, we must also benchmark against those companies, and not just companies in the exploration or development stage. In addition, our internal human resources team reviews current compensation packages to market at least annually to ensure we remain competitive and to understand and be proactive with respect to emerging industry trends. Our internal review benchmarks against the Canadian mining industry as a whole and utilizes reports prepared by Coopers Consulting and Mercer, as well as Vancouver market data for our administrative and technical support positions.

Compensation Objectives

Our goal is to provide competitive total compensation packages for top-performing employees as compared to our peers in the mining industry. Our compensation program includes three components: base salary, annual cash incentives linked to performance and successful achievement of milestones and long-term incentives. The Company reviews salary and compensation packages on an annual basis.

Key Elements of Compensation

The key elements of Baja's compensation packages are outlined in Table 8 and explained in more detail below.

Table 8: Key Elements of Compensation
Elements	Form	Performance Period
Base Salary	Cash	1 year
Annual incentive	Cash	1 year
Long-term incentives	Stock Options	Greater than 1 year

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Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place. Base salary for each employee and executive officer's position is primarily determined with regard for the employee's responsibilities, individual performance, overall corporate performance, and through the assessment of the market environment, conditions and competitiveness using independently published compensation surveys (in the case of executive officers) and general market surveys performed by our internal human resources team. Base salary compensation is targeted at the median of the market (50th percentile) for the majority of job categories and base salary mid points range between 80% and 120% of the median. In the case of employees that fit within our technical leaders group, base salaries are targeted at the 75th percentile of the market,

Cash Incentives/Bonuses

Executive officers and employees of Baja are all eligible to participate in the Company's Annual Incentive Compensation Program (the "Program") as described further in the proceeding section. Historically (prior to the implementation of the Program), bonuses were being paid periodically after review and recommendation of the Compensation Committee (where executive officers and directors were concerned) and at the discretion of the Board based on the performance of the individual, the attainment of pre-set objectives or milestones and the relation those had to the performance of the Company. An example of a milestone bonus is the construction financing bonus that was paid to all employees and executive officers upon execution of definitive agreements for US$1.1 billion of construction financing in November 2010.

The Company targets between the median and the 75th percentile of the market for total annual cash compensation (annual base salary + annual incentives).

Annual Incentive Compensation Program

In May 2010, the Company implemented the Program. The Program began as a pilot program in 2009/2010 with the implementation of formal and structured goal setting and performance reviews of every member of our team. The 2010/2011 program was implemented with the added component of incentive compensation for attainment of pre-set objectives and performance throughout the year. The Program's objective was and is to remain competitive within our industry, continue to attract the best talent to Baja and incentivize, motivate, focus and reward our current talent. The first payments made under the Program were approved by the Compensation Committee (in the case of officers) and the Board and awarded in June 2011.

Recent Developments

In view of the Company's current financial situation (see the Company’s April 23, 2012 news release and most recently filed MD&A), the Board has suspended the payment of bonuses and any compensation increases until further notice.

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Mechanics of the Program

Setting Objectives

Each year, specific corporate objectives are established and approved by the Board. Such objectives are communicated to all departmental managers and employees. Departmental managers are then required to generate goals for their respective departments (ie: Accounting, Administration, Construction, Engineering etc). This process is repeated as departmental objectives cascade to employees for incorporation into their own individual objectives. Individual goals must contribute to the greater goals of the department and likewise to the overall corporate objectives. The process of objective setting is an interactive one, with feedback from all necessary internal stakeholders. The Program "year" runs June to May.

Appraisals and Feedback

The appraisals and feedback of supervisors are discussed in one-on-one interviews between a supervisor and employee. In the case of senior executives, the interviews take place between each executive and the CEO. In the case of the CEO, the Compensation Committee undertakes the review. Performance appraisals are an important part of employee and company development and are useful in assessing objectives that were achieved during the year; reviewing objectives that were not achieved and why; assessing performance against a set of pre-established core competencies and identifying areas and mechanisms for improvement; setting objectives for the ensuing year;and identifying developmental activities pertinent to the individual.

Recommendations and Approvals

Corporate Objectives: Management review deliverables associated with corporate objectives and provide recommendations and support for levels of attainment of the Company's corporate objectives. The Board has the final review and approval of attainment of corporate objectives and awards provided based on such review and determination.

Departmental Objectives: Departmental managers are responsible for reviewing and recommending the attainment of their department's objectives. Departmental managers must then provide their recommendations for award and support for such recommendations. The departmental awards are subject to the review of the consistency review committee (as further explained below).

Individual Objectives: Managers and employees meet periodically throughout the year, and at the end of the performance year, to review the employee's objectives and measure ongoing performance against such objectives. The manager provides a recommendation for award under the Program and such recommendation is provided to the Director of Human Resources. The Director of Human Resources compiles the recommendations for all employees and the recommendations go before a consistency review committee, comprised of a selection of senior management, to review the accuracy, fairness and appropriateness of recommended awards.

In the case of executive officers, review of performance against objectives and suggested incentive awards are reviewed, and if appropriate, approved by the Compensation Committee and then provided to the Board for further review and approval.

Target Incentive Levels

Annual Target Incentive levels are established as part of the Program and reviewed annually. "Target Incentives" are defined as a percentage of base salary and vary by job category and level within such category. Target Incentives range from 10% to 80% of base salary.  Weightings for the three components of the Program (corporate, departmental and individual) are determined by the "line of sight" or the influence each job category and level has

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on the overall achievement of the strategic goals of the Company; the higher the pay grade of the individual, the more heavily the corporate component of the Program is weighted, in comparison to departmental and individual objectives.  The combined performance of each component totals 100% of the Target Incentive percentage.

Long-Term Incentives

Stock Options

The Board may, from time to time, grant stock options to Employees under the Company's incentive stock option plan (the “Plan”). Grants are intended to encourage commitment to the Company's growth and the enhancement of shareholder value and to reward optionees for the Company's performance through appreciation in Share value. The grant of stock options, as a key component of the executive and employee compensation package, has thus far enabled the Company to attract and retain qualified industry people. The granting of options has also historically been used to recruit and retain experienced independent directors. The size of individual stock option awards is determined and approved by the Board. In the case of executive officers and directors of the Company, and when reviewing total compensation packages, the option award is typically first approved by the Compensation Committee and then by the Board.

The Board considers the following criteria in awarding options to an individual:

  performance;

  level of responsibility and authority;

  overall importance to the current welfare of the Company;

  the degree to which each employee's long-term potential and contribution will be key to the longer-term success of the Company; and

  the number and term of outstanding options already granted (and either held, exercised or expired) to an employee or executive.

The number of Shares which may be subject to option in favor of any one individual is limited under the terms of the Plan and cannot be increased beyond such specified limit without shareholder and stock exchange approval. The principal terms of the Company's Plan are described below.

Stock Option Plan

The Company currently has an "evergreen" or "rolling" stock option plan. An evergreen plan allows the Company to issue options that upon exercise will be less than or equivalent to up to 10% of the issued and outstanding Shares of the Company. As a result, should the Company issue additional Shares in the future, the number of options to purchase Shares, issuable under the Plan, will increase accordingly. The Plan was originally adopted by shareholders in 2004 and most recently in 2011. In December 2010, due to amendments under Bill C-47 to the Income Tax Act (Canada) we amended the Plan to provide language surrounding tax withholdings of exercised options.

Recent Amendments to the Plan

At the special meeting of shareholders of the Company on April 3, 2012, shareholders approved certain amendments to the Plan (the “2012 Stock Option Plan Amendments”) to provide for limits on non-executive director participation under the Plan such that the aggregate number of Shares of the Company which may be reserved for issuance to the nonexecutive directors of the Company shall not exceed the lesser of: (a) a reserve of 1% of the number of Shares outstanding, together with other treasury-based equity compensation plans, if any, at any given point in time; and (b) an annual equity award value of CAD $100,000 per non-executive director.

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The 2012 Stock Option Plan Amendments also require the Company to obtain shareholder approval for changes to the Plan that:

  increase the number of Shares reserved for issuance under the Plan or Plan maximum;

  reduce the exercise price or cancel and reissue options or other entitlements of non-insider options;

  extend the term of options beyond the original expiry of non-insider options; or

  permit options granted under the Plan to be transferable or assignable other than for normal estate purposes; or amend the Plan's amendment provision.

The Plan allows employees who have been granted options to exchange (exercise) their options for Shares of the Company at the exercise price determined at the time of granting of the options. Options do not provide employees the right to vote the underlying Shares. Options are issued for a maximum term of five years from the date of grant, except for those extended due to a blackout as further described below under "Blackout Periods", or in the case of a director. Options generally vest as to ¼ of the total grant every six months and are fully vested on the second anniversary of the grant.  Table 9 below details the vesting provisions set forth in the Plan and generally applied to option grants.

Table 9: Vesting Provisions of Stock Options under the Company's Plan
Period	Percentage of Options Vested
Six months post grant	25%
First anniversary of grant	50%
18 months post grant	75%
Second anniversary of grant	100%

General Plan Parameters

Table 10: General Plan Parameters

Terms	Plan Specifics
Maximum term of options granted	5 years
Maximum number (%) of options eligible to be granted to any one Optionee in a 12 month period	5% of issued and outstanding of Company
Maximum number (%) of options eligible to be granted to any one consultant in a 12 month period	2% of issued and outstanding of Company
Maximum number (%) of options eligible to be granted to any insider in any one year period and at any time	10% of issued and outstanding of Company
Maximum aggregate number of options eligible to be granted to non-Executive directors	1% of issued and outstanding of Company
Assignability and Transferability of Options	Options are non-assignable and non-transferable

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Non-Executive Director Limits

Pursuant to amendments to the Plan approved at the April 3, 2012 special meeting of the Company’s shareholders, non-executive directors as a group may not be granted options exercisable for more than 1% of Baja's issued and outstanding Shares. As at December 31, 2011, Baja had options outstanding to non-executive directors permitting them to acquire approximately 1.5% of Baja's issued and outstanding Shares. Currently, the non-executive directors on Baja’s board hold options exercisable for approximately 0.7% of Baja’s issued and outstanding Shares.

Eligibility

Options may be granted from time to time to directors, officers, employees and contractors ("Eligible Persons") of the Company. Once options are granted, an Eligible Person becomes an "Optionee".

Option Term

Options can be issued up to a maximum term of five years, unless extended as per the provisions noted in "Blackout Periods" below.

Grant Date and Exercise Price

Options are typically granted at the time of hire and/or the annual review of option positions. Option grants may be made at the annual review of option positions. Option grants may be made at other times throughout the year upon recommendation of the Compensation Committee (in the case of executive officers and directors) and/or the Board. Since 2004, company-wide biennial grants have taken place (in July in 2006 and 2008, and in November 2010), however, there have also been other options granted throughout each year the Plan has been in place.  There were no options granted to executive officers of the Company in 2011, with the exception of contractual option grants. All option grants, regardless of the recipient, require approval of the Board. The exercise price is typically set, for new hires, by calculating the five day volume-weighted average trading price of the Company's Shares on the TSX five days prior to the date of acceptance of a written employment or contractual offer; or in the case of intermittent option grants, the option price is set as the five day volume-weighted average trading price of the Company's Shares on the TSX prior to the date of grant. The Company is prohibited from setting, and does not set, prices at a discount to market price on the date of the option grant or backdate options. The Company does not grant or allow the exercise of options during a Company-imposed trading blackout period.

The exercise price of outstanding options may be amended, however, any amendments to exercise price of options requires the written approval of the TSX, and in the case of insiders of the Company, the approval of disinterested (those not affected by the amendment) shareholders.

Blackout Periods

A blackout period is a period in which no employees, officers, directors or insiders of the Company are permitted to buy or sell the Company's securities. During a blackout period, the exercise and granting of stock options is also prohibited. At the discretion of management, the Company can issue blackout periods from time to time or for scheduled events throughout the year, such as the release of interim and annual financial results. The blackout period parameters are detailed in the Company's Policy on Trading in Company Securities, posted on our website under About Us/Governance.

If an Optionee's options expire during a blackout, the Optionee has the right to hold and exercise the affected options up to and including ten business days past the end of the blackout period (this is not considered an extension of the option period). At the end of the tenth day, if the options have not been exercised, they will be

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considered expired. Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

Treatment of Options on Termination, Death and Retirement

Termination for Cause

If an Optionee ceases to be an Eligible Person as a result of having been dismissed from the Company for cause, all unexercised option rights of that Optionee under the Plan shall immediately terminate and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

Termination Other Than For Cause

Termination other than for cause includes events such as death, resignation, layoffs and retirement. Any Eligible Person other than a director whose employment is terminated other than for cause shall have 90 days in which to exercise any eligible options granted (and vested) to them under the Plan that have not expired. Upon the expiration of such 90 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. If an Optionee performs Investor Relations activities for the Company and that person ceases to be employed in providing Investor Relation activities other than for cause, such person will have 30 days from termination of employment (or until the normal expiry date should that date fall before the 30 day period expires) to exercise his/her options. Upon expiration of the 30 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. In the case of a director who is an Optionee and ceases to be an Eligible Person for any reason other than as a result of the Optionee's death, such Optionee shall have the right for a period of 90 days plus one month for each month the Optionee has served as a director of the Company (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be an Eligible Person to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be an Eligible Person.

Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

Amendments to the Plan

The Board may from time to time amend or revise the terms of the Plan without further shareholder approval.  Without limiting the generality of the foregoing, such amendments or revisions may include:

  the addition of a provision for the cashless exercise of options, or a stock appreciation rights feature;

  amendment of the blackout expiry provisions detailed in the Plan;

  amendment of vesting provisions of options granted pursuant to the Plan;

  minor changes of a "housekeeping" nature;

  a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date; and

  changes to the method of how the market value of the securities are determined.

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Options Outstanding and Shares Reserved for Issue

Table 11 below details the number of options granted and available for issuance as of February 3, 2012.

Table 11: Options Outstanding and Shares Reserved for Issue at May 18, 2012
	Option Number	% of Plan	% of Issued and
			Outstanding
Available for issuance under the Plan	34,021,303	100	10.0
Currently reserved for issuance (granted)	24,937,500	73.3	7.33
Remaining/available for grant	9,083,303	26.7	2.67

Table 12 below details the Company's compensation plans under which equity securities are authorized for issuance at December 31, 2011, the end of the Company's most recently completed fiscal year.

Table 12: Securities Authorized for Issuance Under Equity Compensation Plans at December 31, 2011
Plan Category	Number of Securities	Weighted-average	Number of securities
	to be issued upon	exercise price of	remaining available for
	exercise of outstanding	outstanding options,	future issuance under
	options, warrants and	warrants and rights.	equity compensation
	rights	(b)	plans (excluding securities
	(a)		reflected in column (a))
(c)
Equity Compensation	27,987,500	$0.95	5,956,328
Plans approved by
shareholders
Equity compensation
plans not approved by	Nil	Nil	Nil
shareholders
Total	27,987,500	$0.95	5,956,328

Balancing Risk and Rewards

Compensation packages are meant to attract, motivate and retain employees, but at the same time balance and manage the risks associated with:

  attracting and retaining staff in a difficult talent market;

  properly encouraging employees to manage their performance and decision-making, and correct poor or misaligned performance or decision making of their direct reports; and

  encouraging responsible and thoughtful decision making while focusing and aligning the efforts and priorities of the team with those of the Company and its strategic objectives.

Senior management and the Board spend much time and energy reviewing compensation and compensation philosophy and how they relate to employee job satisfaction, ongoing motivation and retention, market competitiveness and risk appetite as it relates to decision making and actions of employees.

Our compensation structure and philosophy is discussed on an ongoing basis. It is such an important part of the key to our success that we have:

  a compensation expert engaged to consistently review its structure and market competitiveness;

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  a human resources department engaged full time to manage the consistency and fairness of our programs, educate team members on effective goal setting and performance management;

  every member of our team participating in our Program and subject to frequent performance and compensation reviews;

  an independent compensation consultant engaged frequently to review executive compensation appropriateness and changing market conditions;

  a compensation committee dedicated to reviewing compensation philosophy, execution and remuneration, as well as overseeing the compensation of executive officers and the objectives, performance and compensation of the CEO; and

  a Board engaged in the yearly objective setting and compensation approval process.

Consideration of Risks in Compensation Practices

Compensation structures implemented at Baja are company-wide structures and compensate and reward employees at all levels of the organization based upon their experience, performance, contribution and impact on the organization. As Baja takes a team approach to execution of our objectives and the success of our business, rewards are not limited exclusively to our executive team. Our team and Board recognize that risks are inherent in all activities associated with our business, and that effective risk management can not only identify potential threats but can either frame those risks as opportunities or mitigate them effectively.

Our compensation packages and programs have been structured across the organization to be competitive within the market for each respective employment level and line of sight of the employee to the execution of corporate objectives. Our program also provides for movement within each compensation level, allowing room for growth within positions and through competency levels, providing a fair range of compensation packages for employees with varying skills and experiences. The compensation structure is consistently applied across the organization – an important requirement to provide a fair framework for remuneration and appropriate reward at all levels of the Company. Our compensation practices and methods support the culture of inclusivity and accountability at Baja.

Awards under the Program are subject to the review of a consistency review committee, the Compensation Committee(in the case of executive officers) and the Board. Awards must be justified and supporting evidence for attainment of objectives and payments under the Program provided before any payments are agreed to and completed. No one person has the power to provide or withhold payment without supporting performance or lack thereof. This risk mitigation strategy balances out those managers whose subjective review of an employee may be either too hard or not hard enough. Paying an employee a reward for failure to achieve an objective is equally as detrimental to the Company and demotivating to the individual and team as not adequately rewarding an employee for an exceptional contribution and full achievement of objectives. That said, as our corporate objectives cannot be accomplished without the achievement of the collective ones, this mechanism supports a collaborative environment and motivates individuals to keep their team members on track and focused – if they do not it will affect attainment of our objectives and, ultimately, their reward.

In view of the Company's current financial situation (see the Company’s April 23, 2012 news release and most recently filed MD&A), the Board has suspended the payment of bonuses and any compensation increases until further notice.

The Company has not identified any risks arising from our compensation practices that are reasonably likely to have an adverse material effect on the Company.

No director or NEO is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

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Compensation Approval Process

Our human resources team reviews the appropriateness of compensation against market (as described above in "Industry Benchmarking") on an annual basis. Base salary ranges and Target Incentives for those ranges have been set and approved by executive management and the Board. Annual base salary reviews for non-officer employees are undertaken annually. An employee's direct supervisor is responsible for reviewing and approving amendments to base salary. In addition, the executive in charge of a business unit is also responsible for signing off on such amendments. Board approval of non-executive salaries and compensation packages (excluding option grants) is not required as long as awards are within the pre-determined and approved ranges.

In the case of executive officers, the Compensation Committee undertakes the review of remuneration and as described above may seek the input of an independent compensation advisor for input and further independent oversight, and to supplement the skills and experiences of the committee. Recommendations for approval of amendments to an executive's compensation, within pre-established and approved ranges, may be made by the CEO (or an alternate officer in the case of a potential or perceived conflict) to the committee for review. Compensation Committee recommendations are then presented to the Board for their further review and if appropriate, approval.

Baja has a rigorous approval process for compensation of all employees of the Company and prides itself on fair and equitable treatment of all employees, regardless of level within the Company.

Extended Health Benefits

The Company's extended health benefits program is in place to support the health and well-being of our employees, as well as that of their dependents. The benefits plans are reviewed annually to ensure the coverage is competitive and appropriate for the number of and evolving needs of our employees and executives. Every employee of the Company is eligible to participate in our extended benefits program and is provided the support necessary in setting up their coverage and making use of the benefits throughout their employment with the

Company. The Company benefit plan provides extended health and dental benefits, and insurance in the event of death or disability. Employees are not required to contribute personally to participate in the benefits plan, except in the case of disability premiums.

Pension Plan

The Company does not currently have a pension plan.

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EXECUTIVE COMPENSATION

Named Executive Officers

The Company's Named Executive Officers ("NEOs") are the CEO, CFO and the next three highest paid executive officers. For the year ended December 31, 2011, the Company only had five executive officers and as such, the five NEOs were:

Mr. John Greenslade[1]	President, CEO & Director
Mr. Rowland Wallenius	Chief Financial Officer
Mr. Michael Shaw[2]	Chief Operating Officer/ Vice President Engineering & Construction
Mr. Tawn Albinson	Managing Director - Mexico
Ms. Kendra Low[3]	Vice President Administration & Corporate Secretary
:
1.	On May 14, 2012, the Company announced the resignation of Mr. Greenslade as President, CEO and Director.
2.	Mr. Shaw resigned as Vice President Engineering & Construction on April 25, 2012. Mr. Adam Wright is now Chief Operating Officer.
3.	On May 7, 2012, Ms. Low resigned as an employee of Baja.

Summary Compensation Table

Table 13 below details all annual, cash incentive and long-term compensation to NEOs for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years.

Table 13: Summary Compensation Table (presented in Canadian dollars)

NEO Name	Year	Annual		Long Term			Other ($)	Total Compensation ($)
		Base ($)	Bonus ($)	Options Awards (#)	Options Modified (#)	Options ($)	All Other Compensation
John	2011	1 496,667	[4] 376,000	[9] 500,000	Nil	10 263,391	Nil	1,136,058
Greenslade	2010	[1] 377,500	[5] 750,000	2,000,000	Nil	[10] 1,260,000	Nil	2,387,500
	2009	[1] 337,000	[7] 14,583	550,000	1,400,00	[11] 406,308	Nil	757,891
					0
Rowland	2011	280,208	[4] 165,000	Nil	Nil	Nil	Nil	445,208
Wallenius	2010	219,012	[5] 150,000	750,000	Nil	[10] 472,500	Nil	841,512
	2009	199,165	[7] 8,452	100,000	700,000	[12] 144,969	Nil	352,586
Michael	2011	[2] 335,000	[4] 247,500	[9] 50,000	Nil	10 26,339	Nil	608,839
Shaw	2010	[2] 248,335	5,6 219,167	800,000100	Nil	[10] 504,000	Nil	971,502
	2009	2 191,667	8 90,000	,000	550,000	[13] 139,123	Nil	420,790
Tawn	2011	[3] 72,000	Nil	Nil	Nil	Nil	149,000	221,000
Albinson	2010	[3] 72,000	[5] 123,000	750,000	Nil	[10] 472,500	132,000	799,500
	2009	[3] 72,000	[7] 8,500	100,000	500,000	14 118,904	132,000	331,404
Kendra Low	2011	210,417	[4] 120,000	Nil	Nil	Nil	Nil	330,417
	2010	150,993	[5] 102,000	750,000	Nil	[10] 472,500	Nil	725,493
	2009	128,062	[7] 5,741	100,000	350,000	[15] 102,640	Nil	236,443

Baja Mining Corp.
Information Circular 2012

Footnotes:

1.

Kendron Petroleum Management Corporation ("Kendron") is a private British Columbia company, owned by Mr. Greenslade and his wife. All monies paid to Kendron were utilized to pay its administrative costs and then either held as retained earnings or paid to Greenslade and/or his wife as salary or dividends.

2.

Michael Shaw is a shareholder of Ravenswing, a private company, which, under agreement, received management fees for services performed for the Company. In addition, in January 2009, Mr. Shaw became a full time employee of Costeros (a 70% owned Mexican subsidiary of the Company). Mr. Shaw resigned from the Company effective April 25, 2012.

3.	Paid for administrative duties as Managing Director of MMB.
4.

This is the first year of payout under the Company's Program and awards are based on percentage of annual base salary of the NEO. More information on the mechanics of the Program can be found beginning on page 33.

5.	This bonus was paid in November 2010 upon completion of construction financing for the Boleo project in excess of US$1.1 billion. The bonus was earned over a period of 3.5 years.
6.	A portion of this bonus ($69,167) was a contractual bonus in the contract of Ravenswing.
7.	Performance bonus paid in December 2009. The bonus was equal to one half month's salary of the NEO.
8.	Contractual yearly bonus, which concluded September 1, 2010 as a new contract was executed.
9.	Contractual annual grant of stock options. Contractual annual option grants began for Mike Shaw in 2008 and for John Greenslade in 2011.
10.	This is a value attributed to the option grant based on the fair value option grants (on the date of grant) using Black Scholes calculation method. Presently, all of these options are underwater.
11.

This amount includes the sum of the dollar values of the options noted in the "Option Awards (#)" ($166,721) and the options noted in "Options Modified (#)" ($239,587). Both of these were determined using Black Scholes.

12.

This amount includes the sum of the dollar values of the options noted in the "Option Awards (#)" ($30,312) and the options noted in "Options Modified (#)" ($114,657). Both of these were determined using Black Scholes.

13.

This amount includes the sum of the dollar values of the options noted in the "Option Awards (#)" ($26,102) and the options noted in "Options Modified (#)" ($113,021). Both of these were determined using Black Scholes.

14.

This amount includes the sum of the dollar values of the options noted in the "Option Awards (#)" ($30,312) and the options noted in "Options Modified (#)" ($88,592). Both of these were determined using Black Scholes.

15.

This amount includes the sum of the dollar values of the options noted in the "Option Awards (#)" ($30,312) and the options noted in "Options Modified (#)" ($72,328). Both of these were determined using Black Scholes.

Bonuses in 2009 and 2010

In December of 2009, the Company rewarded the annual performance of its employees and officers by paying performance bonus awards equal to one half months' salary. The milestones reached, and the contributions by all employees and officers in 2009 were significant and rewarded at the end of the year.

In June 2010, the Company implemented an annual incentive bonus program, the Program, as discussed on page 33 above. In addition, given the extraordinary efforts of our employees to secure over US$1 Billion in construction financing for the Boleo project, in July 2010, the Board of Directors approved bonuses to employees, provided certain conditions precedent were met by December 31, 2010. With the execution of certain contracts required under the Company’s loan agreements, completion of debt financing facilities amounting to US$853 million and the closing of an equity offering providing Cdn$184 million, such conditions precedent were met on November 23, 2010 and bonuses were paid accordingly. Bonuses paid to the Company’s NEOs can be found in Table 13 on page 42.

Baja Mining Corp.
Information Circular 2012

Incentive Plan Awards

Option-based and Share-based Awards

Table 14: Option based and Share-based Awards to NEOs as at December 31, 2011

Name of NEO	Option based Awards
	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of vested unexercised in- the-money options[2] ($)
	Total (#)	Number Vested (total) (#)	Number vested in 2011 (#)	Value of Options vested in 2011[1] ($)
John	400,000	400,000	Nil	Nil	0.40	May 16, 2008	May 16, 2013	160,000
Greenslade	550,000	550,000	137,500	89,375	0.57	May 15,2009	May 15, 2014	126,500
	2,000,000	1,000,000	1,000,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
	500,000	125,000	125,000	Nil	1.05	June 21, 2011	June 21, 2016	Nil
Rowland	200,000	200,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	80,000
Wallenius	125,000	125,000	Nil	Nil	0.40	Nov.19,2008	Nov.19,2013	50,000
	100,000	100,000	25,000	16,250	0.57	May 15,2009	May 15, 2014	23,000
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Michael	300,000	300,000	Nil	Nil	0.40	Aug. 17, 2007	Aug. 17, 2012	120,000
Shaw	50,000	50,000	Nil	Nil	0.40	May 16, 2008	May 16, 2013	20,000
	200,000	200,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	80,000
	50,000	50,000	12,500	8,750	0.40	April 2,2009	April 2, 2014	20,000
	50,000	50,000	12,500	8,125	0.57	May 15,2009	May 15, 2014	11,500
	50,000	37,500	25,000	6,375	0.76	March 5, 2010	March 5, 2015	2,000
	750,000	562,500	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
	50,000	12,500	12,500	Nil	1.05	June 21, 2011	June 21, 2016	Nil
Kendra Low	250,000	250,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	100,000
	100,000	100,000	Nil	Nil	0.40	Nov.19,2008	Nov.19,2013	40,000
	100,000	100,000	25,000	16,250	0.57	May 15,2009	May 15, 2014	23,000
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Tawn	200,000	200,000	Nil	Nil	0.40	April 17, 2007	April 17, 2012	80,000
Albinson	100,000	100,000	25,000	16,250	0.57	May 15,2009	May 15, 2014	23,000
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Specific Footnotes:
1.	The value of options vested in the fiscal year ended December 31, 2011 is calculated as if options had been exercised on their vest date in 2011 based on market price on the vest date of the options.
2.	The value of vested unexercised in-the-money options is calculated based on the close of market price on December 31, 2011.

General Notes related to Table 13:

  The market price at close-of-market on December 31, 2011 was $0.80.

  The Company has never issued any share-based awards.

  From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

All Other Compensation

The Company does not generally give perquisites or other forms of compensation, other than what is described under "Key Elements of Compensation" beginning on page 32 of this Circular.

Baja Mining Corp.
Information Circular 2012

Performance Graph

The following information and Figure 1 below compares the Company's Share price performance had CDN$100 been invested in the Company on December 31, 2005 with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index over the past six years.

During the years of 2005 to 2007, executive compensation remained relatively consistent while the Company's definitive feasibility study was completed. This coincided with a relatively consistent upwards trend in the Share price of Baja. While the performance of the Company's Shares had fallen in 2008, so too had the overall market's performance with the onset of the global financial crisis. While Baja's stock was (in 2008) on a steady decline, this had not been consistent with the performance of and milestones reached by the Company and/or its senior management during that year. In 2008, notwithstanding commitments for over $700 million in financing for the Boleo project and the signing of a strategic partnership with a consortium of Korean companies, due to the financial crisis the financing for Boleo was not completed in full. 75% of the total bonus amounts eligible in 2008 were cancelled as they had been contingent on financing completion by December 31, 2008. During 2009, the Company's stock performance bettered and appreciation in the Share price was seen. This is consistent with a marginal recovery made by the market as a whole. Baja was implementing the Program in 2009, but it was in a pilot year and no payments were made under the Program, although objective setting was formally carried out across all levels of the Company. A small performance bonus was paid at the end of 2009. In 2010, we continued our recovery and Share price appreciation correlated with completion of our debt facilities, a major milestone in the Company's development.

Compensation of executive officers and remuneration of directors was held constant through construction financing, with the exception of the payment of a portion of bonuses in 2008 (as described earlier). Upon execution of definitive agreements for Baja's US$1.1 billion financing, remuneration to both directors and officers was reviewed and increased to correspond with market (as upon review our officers in some cases were below the median of the market) and with the execution of a major milestone in the Company's development. In 2011, while Share price generally declined, it outperformed a majority of its peers, and the majors, and for the most part, closely tracked copper price.. Payments to executive officers in 2011 were in line with pre-set objectives and deliverables against those objectives. With the exception of contractual options, no NEOs received option grants in 2011.

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Termination Arrangements

The Company has no formal termination arrangements in place other than those set forth in the Company's Plan with respect to stock options granted to Optionees in the Company, except as noted below. Circumstances surrounding the termination of employment are individual and are dealt with according to applicable labour law and the BC Employment Standards Act, as well as taking into consideration all pertinent employment information of the individual.

Change of Control Provisions

The Company has no compensation plan or arrangement with respect to the NEOs, other than the exceptions noted below, in the event of:

  the resignation, retirement or any other termination of any NEOs employment with the Company; or

  in the event of a change of control of the Company or its subsidiaries, or in the event of a change in the NEOs following a change in control, where in respect of the NEO, the value of such compensation exceeds $100,000.

The sole current exception to this is the contract of Rowland Wallenius, which provides that in the event of a change of control, two year's salary ($600,000) will be provided as severance.

Three of the Company's NEOs, Michael Shaw, John Greenslade and Kendra Low, ceased to be NEOs effective April 25, 2012, May 11, 2012 and May 15, 2012, respectively, however, as at December 31, 2011, their contracts contained change of control provisions. The contract of Kendron, in which Mr. Greenslade is a shareholder, provided that in the event of a change of control, two year's remuneration ($1,100,000) would be provided as severance. In connection with his resignation, Mr. Greenslade, Kendron and the Company settled the contract by payment to Kendron of $750,000. The contract of RavensWing, in which Mr. Shaw is a shareholder, and the employment agreement of Mr. Shaw provided that in the event of a change of control, two year's salary ($700,000) would be provided as severance. Mr. Shaw received a termination payment of $170,546.03 in connection with his termination of employment on April 25, 2012. The contract of Kendra Low provided that in the event of termination without cause or constructive termination following a change of control, two year's salary ($500,000) would be provided as severance. Ms. Low resigned as an employee of Baja on May 7, 2012, on the basis that she had been constructively terminated. The changes to the composition of the Board in May 2012 do not constitute a change of control under Ms. Low’s contract.

In addition, the contract of Tawn Albinson is under finalization and may provide for a change of control clause. Such contract is not yet finalized or approved.

The information provided in Table 15 below provide the estimated payments NEOs of the Company would have been entitled to had a change of control happened on December 31, 2011.

Table 15: Estimated Payments Upon A Change of Control on December 31, 2011

NEO	Base Salary	Change of Control Provision	Other payable annual contractual incentives[1]	Total Obligation
John Greenslade	$550,000	$1,100,000	$880,000	$1,980,000
Rowland Wallenius	$300,000	$600,000	$360,000	$1,020,000
Michael Shaw	$350,000	$700,000	$525,000	$1,225,000
Kendra Low	$250,000	$500,000	$300,000	$800,000
Footnote:

Baja Mining Corp.
Information Circular 2012

1.	The figures associated with, "Other Payable Annual Contractual Incentives" is based on 100% payment of annual incentives for two years.

Executive Compensation-Related Fees

As discussed under "Industry Benchmarking" beginning on page 31, the Compensation Committee engaged Roger

Gurr & Associates as independent advisor to the Compensation Committee with respect to director and executive officer compensation. Aggregate fees related to such services provided by Gurr & Associates amounted to $31,234 in 2010 and $22,400 in 2011.

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Baja Mining Corp.
Information Circular 2012

CORPORATE GOVERNANCE

Baja complies with the corporate governance rules as set forth by the Canadian Securities Administrators and the SEC.

As per National Instrument 58-101 Disclosure of Corporate Governance Practices, Baja is pleased to provide shareholders with a synopsis of its corporate governance practices.

Board of Directors

Please see disclosure for each of these important sections on the following pages:

Matter	Section heading	Page Number
Independent Directors	Independence of Directors	18
Non-independent Directors	Independence of Directors	18
Other Directorships	Other Public Company Directorships and Committee Appointments	17
Meetings of Independent Directors	Meeting Attendance	19
Independence of Chair of the Board	Chair of the Board	19
Meeting Attendance	Meeting Attendance	19

Board Mandate

Please see Schedule "A" beginning on page 51 for the full text of the Board Mandate, which was approved by Directors on December 15, 2008 and was last reviewed and re-approved on December 29, 2011.

Position Descriptions

The Board has developed position descriptions for the following Board and/or committee positions:

  Chair of the Board

  Chair of the Audit Committee

  Chair of the Compensation Committee

  Chair of the Corporate Governance Committee

  Chair of the Nominating Committee

Position descriptions are reviewed and approved annually. The full text of the descriptions for each of the respective positions noted above can be found on our website under About Us/Governance.

The Board has an approved written position description for the CEO. The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. While the Board is responsible to oversee the management of the business of the Company, the CEO is responsible for the executive leadership, day-to-day decision making, and operational management of the Company.

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Information Circular 2012

Orientation and Continuing Education

New Director Orientation

Typically, all new directors receive the terms of reference, policies, calendar of events and meetings for the Board and the committees, position descriptions for the Chair, committee chairs and individual directors and other relevant corporate and business information. In addition, new directors are introduced to a wide range of members of senior staff to understand the varied areas of responsibility at Baja.

Ethical Business Conduct

Code of Ethics and Policies

The Baja Code of Business Conduct and Ethics (the "Code") sets forth the standards of integrity, honor and ethical conduct that the Board and management of the Company expect of all directors, officers, employee, contractors and consultants ("Employees") of the Company. A copy of the Code is available on Baja's website under About Us/Governance..

Governance Policies

The Board has approved the following corporate policies (the "Policies"):

  Whistleblower Policy;

  Policy on Trading in Company Securities;

  Communication and Corporate Disclosure Policy;

  Independence Policy;

  Director and Officer Appointments Policy;

  Non-arm's Length Transaction Policy; and

  Majority Voting Policy.

These Policies can be found on our website under About Us/Governance.

Directors Material Interests

Directors are required to disclose any actual or potential conflicts of interest. In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter. Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special ad hoc committee composed of disinterested directors to consider the applicable issue. The Board is also able to engage outside advisors at the Company's expense to assist directors in discharging their responsibility to exercise independent judgment.

Nomination

The Board, either on its own or through the Nominating Committee, considers the skills and attributes that would be required of a new director. The Board has a Matrix that identifies current directors' strengths and weaknesses (as a collective and as individuals) in various areas of skill, experience and competency and allows the Board to evaluate what competency areas are lacking or could be better represented on the Board. Please see "Nominating Committee Report" beginning on page 26 for further information pertaining to this independent committee of the Board.

Baja Mining Corp.
Information Circular 2012

Compensation

Please see "Compensation Approval Process" beginning on page 41 for information relating to the process of determining compensation for officers and directors of Baja.

Board Evaluations

The Board undertook an inaugural comprehensive Board evaluation in February 2009. Responses were collected using a secure online survey tool and all directors completed the survey and submitted responses. The 2010 Board evaluation was undertaken in the first quarter of 2010 and results were reviewed and discussed at the Board's scheduled year-end meeting in March 2010. Results have been used to better understand where directors believe improvements could be made to increase the functioning of the Board and individual directors. Assessment of the Board in 2011 was completed informally.

Management Supervision by the Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented through the interim CEO on the Board. The interim CEO is the sole management representative on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Further supervision is performed through the Audit Committee which is composed of entirely independent directors who meet with the Company's auditors without management being in attendance.

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Baja Mining Corp.
Information Circular 2012

SCHEDULE "A": BOARD MANDATE

1.0	Introduction

The Board of Directors (the "Board") of Baja Mining Corp. (the "Company") is responsible for the stewardship of the Company and management of its business and affairs. The Board shall review, discuss and approve various matters relating to the strategic direction, business, operations and organizational structure of the Company, with a view to the best interests of the Company.

2.0	Board Composition

The Board shall be composed of directors ("Directors") elected by shareholders of the Company at the Annual General Meeting ("AGM") of shareholders and Directors appointed by the Board between AGMs in accordance with the Company's Articles of Incorporation and applicable law.

The Board responsibility for managing the Company includes oversight of management, and in that regard the independent directors provide an important function. The Board will be comprised of a majority of independent directors.

"Independence" is defined as set forth in National Instrument 52-110.

The composition of the Board, including the qualifications of its members, shall comply with all other applicable requirements of corporate legislation, the stock exchanges (the "Exchange(s)") on which the Company's securities are listed and securities regulatory authorities, as adopted or amended and in force from time to time.

3.0	Executive Board Committees

The Board may constitute such committees (the "Committees") as it deems necessary or desirable from time to time, including but not limited to:

  an Audit Committee,

  a Nominating Committee

  a Corporate Governance Committee and

  a Compensation Committee.

All of these four Committees will be comprised at all times of only independent directors of the Company.

With respect to the Committees, the Board may:

1.

Delegate to the Committees matters for which the Board is responsible, to the extent such delegation is permitted by law. Notwithstanding the delegation of any of its responsibilities to a Committee, the Board retains its oversight function and ultimate responsibility for all delegated matters. All matters recommended by individual committees only take full force and effect once reviewed and approved by the Board. The Board shall:

2.

Appoint suitable directors to each of the Committees of the Board, keeping in mind applicable securities laws and regulations regarding independence and competence of directors on such Committees. Specifically:

Baja Mining Corp.
Information Circular 2012

a)	In the case of the Audit Committee, appoint only independent directors who are also financially literate to serve as members and the chair of the Audit Committee.

b)	Appoint Committee members on an annual basis.

c)	Adopt written charters for each of the Committees, setting out the responsibilities of the Board that are delegated to the Committees.

d)

Review and approve each Committee charter annually. In advance of the annual Board approval of individual Committee charters, each Committee is responsible for reviewing its respective charter and recommending any changes to the Corporate Governance Committee. The Corporate Governance Committee will review and make any additional changes it deems necessary before submitting to the Board for final approval.

e)	Determine and re-evaluate, from time to time, the compensation of Committee members and each Committee Chair, taking into account recommendations from the Compensation Committee.

4.0	Duties

There are specific roles and responsibilities that must be carried out by the Board in order to ensure the stewardship of the Company in a profitable, sustainable and responsible manner.

In order to carry out its fiduciary duty, as well as its duty of care and loyalty to the Company and its shareholders, the members of the Board will do the following:

4.1	Leadership

a)	Provide leadership in setting and upholding the mission, vision, principles and values of the Company, in conjunction with the Chief Executive Officer (CEO).

b)	Provide leadership and vision in the oversight of management of the Company.

4.2	Board Meetings

a)	Require Directors to attend at least 75% of the scheduled Board meetings held each year.

b)

Meet a minimum of four times per year and as many additional times per year as necessary in order to carry out its duties effectively. Attendance by conference call is considered full and effective attendance at Board meetings.

c)

Require all independent, non-management directors to meet in separate in-camera sessions at all regularly scheduled meetings. In all regularly scheduled meetings, meet in separate, independent and non-management, in camera sessions of the fully independent directors.

d)

When appropriate, meet in separate, non-management, in-camera sessions with any internal personnel or outside advisors, as deemed necessary and appropriate, in order to make informed decisions and carry out their duties.

e)

Review meeting materials and supporting documents pertaining to agenda items prior to regularly scheduled Board meetings in order to be informed on relevant topics and participate in and contribute to discussions.

Baja Mining Corp.
Information Circular 2012

4.3	Meeting Documentation

a)

Produce minutes for each of its meetings, including meetings of each of the independent Committees of the Board, within 30 business days, following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Board, or if appropriate, Committee meeting. The Board may appoint a non-board member as Recording Secretary at Board meetings and Committee meetings. Any resolutions agreed during in- camera sessions must be voted and approved during the open part of the Board meeting to take effect. The Chair and Recording Secretary are responsible for signing off on Board meeting minutes.

4.4	Chief Executive Officer (CEO)

a)	Select, appoint, evaluate and, if necessary, terminate, the CEO.

b)	Receive, review and take appropriate action on recommendations from the Compensation Committee regarding compensation and bonuses for the CEO.

c)	Assist in the development of, and approve on an annual basis, the corporate objectives that the CEO is responsible for meeting, and assess the CEO annually against those objectives.

4.5	Board Chair

a)	Annually appoint an independent director as Chair of the Board.

4.6	Strategic Planning

a)

Adopt a strategic planning process and approve (at least annually) a strategic plan developed and proposed by management (with appropriate amendments requested by the Board) which takes into account the business opportunities and business risks of the Company.

b)	Monitor performance against the Strategic Plan.

c)

Review with management, from time to time, the strategic planning environment, the emergence of new opportunities and risks and the implications of the foregoing for the strategic direction of the Company.

d)	In conjunction with management, plan for and approve the annual corporate objectives of the Company.

4.7	Annual Capital & Operating Plans

a)

At least annually, approve an Annual Capital Expenditure & Operating Plan for the Company which includes business plans, construction and operational requirements, organizational structure, budgets and expenditure plans.

4.8	Risk Management

a)	Identify the principal business risks of the Company and ensure that there are appropriate systems put in place and actions taken to manage these risks.

b)	Oversee the management of environmental risks and practices, charitable activities, and other social responsibility matters.

Baja Mining Corp.
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4.9	Integrity and Ethical Conduct

a)	Satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers, and that the CEO and other officers create a culture of integrity throughout the organization.

b)	Provide leadership and support to the Company with respect to its social and environmental responsibility.

c)

Ensure the implementation of appropriate environmental stewardship as well as health and safety management systems which are both sufficient, within the norms and practices of the mining industry, to aid in the compliance of applicable laws and policies of the Company.

d)	Ensure that policies and procedures to maintain internal control over financial reporting are in place.

e)	Ensure that policies and procedures designed to maintain appropriate and effective audit and accounting practices are in place.

f)

Ensure appropriate standards of corporate conduct are in place (including adopting a Code of Business Conduct and Ethics (the "Code") designed to promote integrity and deter wrongdoing) and are applicable to all directors, officers and employees, and addresses, among other things: (i) conflicts of interest; (ii) protection and proper use of corporate assets and opportunities; (iii) confidentiality of corporate information; (iv) fair dealing with the Company's security holders, customers, suppliers, competitors and employees; (v) compliance with laws, rules and regulations; and (vi) reporting of any illegal or unethical behaviour.

g)

Ensure that a Whistleblower Policy is in place, that it has been presented to the employees of the Company and that the mechanisms in place for whistleblowing within the Company are made known and available to all employees, officers and directors.

h)

Ensure that both the Company's Code, and its Whistleblower Policy are reviewed annually by the appropriate Committee(s) and that any changes made thereto are reviewed and approved, as appropriate, by the Board. Both the Code and Whistleblower Policy must be made available to all employees, officers and directors of the Company.

g)	Foster ethical and responsible decision making by management and set the ethical tone for the Company, management and all employees.

h)

Monitor compliance with the Code and grant any waivers from the Code for the benefit of directors or officers of the Company in accordance with the applicable requirements of securities regulatory authorities or the stock exchanges on which the Company's securities are listed, as adopted or amended and in force from time to time.

i)	Respond as necessary to any violations of any of the Company's codes, charters or policies and take all steps necessary to resolve potential conflict of interest situations.

4.10	Communication, Disclosure and Compliance

a)

Adopt a Communication and Corporate Disclosure Policy for the Company to ensure that there are policies and procedures in place to maintain the integrity of the Company's internal disclosure controls and procedures and external communication and disclosure controls. The policy or policies will mandate activities relating to timely public disclosure; ensure that all material information is properly gathered and

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Information Circular 2012

reviewed; and monitor and evaluate compliance with, and the effectiveness of, such controls and procedures.

b)	Annually review the Communication and Corporate Disclosure Policy, and consider any recommended changes.

c)	Adopt a process for shareholders and other interested parties to communicate directly with the Board or the independent directors, as appropriate.

4.11	Governance

a)	With the Corporate Governance Committee, develop the Company's approach to corporate governance.

b)

Once or more annually, and with the recommendation of the appropriate Committee or the CEO (as determined by the various Committee mandates), receive for consideration any recommended amendments to the following documents:

i.	Board Mandate
ii.	Independent Chair of the Board Position Description
iii.	Director Mandate
iv.	Audit Committee Charter
v.	Audit Committee Chair Position Description
vi.	Compensation Committee Charter
vii.	Compensation Committee Chair Position Description
viii.	Nominating Committee Charter
ix.	Nominating Committee Chair Position Description
x.	Corporate Governance Committee Charter
xi.	Corporate Governance Committee Chair Position Description
xii.	CEO Position Description
xiii.	Other active Officer Position Descriptions, if any
xiv.	Other

c)	With the Corporate Governance Committee, ensure that the Company's governance practices are appropriately disclosed.

d)	At the recommendation of the Nominating Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

e)	At the recommendation of the Nominating Committee, annually determine each individual director's status as independent or not independent, and ensure that adequate and correct disclosure is made.

f)	At the recommendation of the Nominating Committee, evaluate the relevant relationships of each independent director and determine if such relationship precludes a director from being independent.

g)

At the recommendation of the Nominating Committee and the Corporate Governance Committee, analyse, review, and disclose the competencies of each director of the Company, including the designation as a "financially literate" person for the purpose of the Audit Committee as set forth under applicable laws and regulations.

Baja Mining Corp.
Information Circular 2012

h)

At the recommendation of the Corporate Governance Committee, and with respect to corporate governance matters, or in relation to any written and approved company policies, discuss, review and act upon matters brought to the attention of the Board in a timely manner.

4.12	Delegations & Approval Authorities

a)

Review and approve financings, acquisitions, dispositions, investments and other transactions that are not In the ordinary course of business or involve revenues, expenditures or other amounts that are in excess of the limits prescribed from time to time by the Board.

b)

Review and, with the recommendation of the Audit Committee, approve the quarterly results, financial statements and associated Management's Discussion and Analysis (MD&A), and any other disclosure material associated with the same.

c)

Review and, with the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 40-F prior to filing them or furnishing them to the applicable securities regulators and prior to any public dissemination of information related to the same.

d)	Review and approve the Annual Information Form (AIF).

e)	Review and approve all stock option grants or amendments thereto to all eligible persons under the Company's Stock Option Plan.

f)	Delegate approval authorities to the CEO and other officers of the Company as required and revise them as appropriate.

g)	Consider, and at the Board's discretion, approve any matters recommended by the independent Committees of the Board.

h)	Consider, and at the Board's discretion, approve any matters recommended by management.

4.13	Succession

a)

Implement, with the input of the appropriate Committees where necessary, a strategy and plan to deal with director succession, including criteria for size and composition of the board, identification of qualified individuals, tenure and responsibilities, orientation, education and performance assessment.

b)	Assist the CEO in the creation of a strategy for management succession including succession of the CEO.

4.14	Compensation

a)

Review and approve the compensation of officers of the Company, based on the advice and suggestion of the Compensation Committee. Ensure that the compensation is competitive within the industry, the composition mix (that is, between cash, short-term incentives and long-term incentives) provides an appropriate incentive to each member relative to his or her responsibilities and the Company's objectives and goals, and that the form of compensation aligns the interests of each such individual with those of the Company.

b)	With the recommendation of the Compensation Committee, approve appropriate incentive, bonus and compensation plans for the Company.

Baja Mining Corp.
Information Circular 2012

c)

With the recommendation of the Compensation Committee, review and approve any award of incentives, bonuses and compensation to officers of the Company regardless of whether the award is part of an approved plan as noted in 4.14(b) above or is a separate, additional award.

d)	With the recommendation of the Compensation Committee, approve compensation of independent directors, and from time to time, review and approve any amendments thereto.

e)

Engage outside compensation consultants and experts, or delegate such authority to the Compensation Committee, as necessary in order to fairly and accurately make decisions on the compensation of management.

4.15	Board Orientation, Education & Assessments

a)	Ensure that there is an appropriate orientation and reference material available for new directors.

b)	With the Corporate Governance Committee, implement a continuing education program for all directors.

c)

Review, on an annual basis, and in conjunction with the appropriate Committee(s) the contributions of the Board as a whole; the Independent Board Chair; any Committees and respective Chairs; and each of the directors of the Board, in order to determine whether each is functioning effectively.

4.16	Review of the Board Mandate

a)

Review the Board Mandate annually and revise as determined by the Board. Honour the spirit and intent of applicable law as it evolves and grant authority to make minor technical amendments to this Mandate to the Corporate Secretary, who will report any amendments to the Corporate Governance Committee at its subsequent meeting.

The Board Mandate is reviewed annually by the:
CEO
Corporate Secretary
Corporate Governance Committee
Board of Directors
Initially Approved & Adopted: December 15, 2008
Reviewed & Renewed by the Board: December 29, 2011

Baja Mining Corp.
Information Circular 2012

SCHEDULE "B": SPECIAL RIGHTS AND RESTRICTIONS: PREFERRED SHARES

PART 27

SPECIAL RIGHTS AND RESTRICTIONS: PREFERRED SHARES

Preferred shares issuable in series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)

attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other share of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special rights or restriction shall contravene any other provision of this Part 27.

Dissolution or winding up

The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of common shares or any other shares of the Company ranking junior to the Preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Preferred shares as aforesaid shall be distributed rateably among the holders of the common shares.

Preferred shares do not confer right to receive notice of, attend or vote at general meetings

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors or in connection with convertible preferred shares, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.